FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 2 February 2005– 14 February 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Second Quarter Result to 30 December 2004

1.1	Condensed Financial Statements
1.2	Management Commentary
1.3	Appendix One plus Annexure One
1.4	Appendix Seven

Media Releases

2.1	Strongest Quarter yet for Broadband
2.2	Broadband and Mobile Performances underpin Telecom half year result

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the six months ended 31 December 2004 (unaudited)

		Six months ended 31 December		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2004 NZ$	2003 NZ$	2004 NZ$

Operating revenues
Local service		554	563	1,120
Calling	2	691	736	1,446
Interconnection		100	97	193
Cellular and other mobile services		420	410	813
Data, internet and solutions	2	635	488	1,004
Other operating revenues	2	382	352	776
Abnormal revenues	3	15	28	28

		2,797	2,674	5,380

Operating expenses
Labour		368	292	594
Cost of sales		828	755	1,472
Other operating expenses		481	483	942
Abnormal expenses	3	—	—	121

		1,677	1,530	3,129

Earnings before interest, taxation, depreciation and amortisation		1,120	1,144	2,251

Depreciation and amortisation	4	383	411	823

Earnings before interest and taxation		737	733	1,428

Interest income		16	7	27
Interest expense		(164)	(185)	(361)

Earnings before income tax		589	555	1,094

Income tax expense		(197)	(189)	(337)

Earnings after income tax		392	366	757

Minority interests in profit of subsidiaries		(1)	(1)	(3)

Net earnings attributable to shareholders		391	365	754

Net earnings per share		$0.201	$0.191	$0.392

Weighted average number of ordinary shares outstanding (in millions)		1,942	1,914	1,922

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the six months ended 31 December 2004 (unaudited)

		Six months ended 31 December		Year ended 30 June
(Dollars in millions)	note	2004 NZ$	2003 NZ$	2004 NZ$

Equity at the beginning of the period		2,208	1,767	1,767

Total recognised revenues and expenses
Net earnings attributable to shareholders		391	365	754
Minority interests in profits of subsidiaries		1	1	3
Movement in foreign currency translation reserve		(34)	(41)	(45)

		358	325	712
Contributions from owners
Capital contributed		61	89	163
Movement in deferred compensation		2	—	1

		63	89	164
Distribution to owners
Dividends:
Parent	5	(416)	(218)	(488)
Minority interest		(2)	(2)	(2)
Tax credit on supplementary dividends		48	26	55
Buy out of minority interest		4	—	—

		(366)	(194)	(435)

Equity at the end of the period		2,263	1,987	2,208

Represented by:
Contributed capital		1,932	1,797	1,871
Foreign currency translation reserve		(322)	(284)	(288)
Minority interests		6	1	3
Retained earnings		643	472	620
Deferred compensation		4	1	2

Equity at the end of the period		2,263	1,987	2,208

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 31 December 2004 (unaudited)

	31 December		30 June
(Dollars in millions)	2004 NZ$	2003 NZ$	2004 NZ$

ASSETS
Current assets:
Cash	163	196	238
Short-term investments	374	344	247
Receivables and prepayments	982	907	971
Inventories	61	62	50

Total current assets	1,580	1,509	1,506

Long-term investments	686	802	767
Intangibles	944	984	915
Fixed assets	4,276	4,470	4,312

Total non-current assets	5,906	6,256	5,994

Total assets	7,486	7,765	7,500

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	846	995	931
Debt due within one year	1,139	449	803

Total current liabilities	1,985	1,444	1,734

Deferred taxation	115	127	120
Long-term debt	3,123	4,207	3,438

Total non-current liabilities	3,238	4,334	3,558

Total liabilities	5,223	5,778	5,292

Equity:
Shareholders’ funds	2,257	1,986	2,205
Minority interest	6	1	3

Total equity	2,263	1,987	2,208

Total liabilities and equity	7,486	7,765	7,500

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the six months ended 31 December 2004 (unaudited)

		Six months ended 31 December		Year ended 30 June
(Dollars in millions)	note	2004 NZ$	2003 NZ$	2004 NZ$
Cash flows from operating activities

Cash was provided from/(applied to):
Cash received from customers		2,799	2,657	5,306
Interest income		11	7	21
Dividend income		1	2	5
Payments to suppliers and employees		(1,729)	(1,515)	(2,925)
Income tax paid		(101)	(124)	(352)
Interest paid on debt		(168)	(199)	(374)

Net cash flows from operating activities	6	813	828	1,681

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of fixed assets		1	3	10
Purchase of short-term investments, net		(123)	(277)	(186)
Purchase of subsidiary companies		(84)	—	—
Purchase of long-term investments		(2)	(3)	(5)
Sale of long-term investments		—	157	198
Purchase of fixed assets		(338)	(269)	(627)
Capitalised interest paid		(4)	(4)	(7)

Net cash flows applied to investing activities		(550)	(393)	(617)

Cash flows from financing activities
Cash was provided from/(applied to):
Repayment of long-term debt		(151)	(210)	(560)
Proceeds from/(repayment of) short-term debt, net		172	(15)	(54)
Capital contributed		16	3	14
Dividends paid		(375)	(137)	(346)

Net cash flows applied to financing activities		(338)	(359)	(946)

Net cash flow		(75)	76	118
Opening cash position		238	120	120

Closing cash position		163	196	238

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with Financial Reporting Standard (“FRS”) No.24: “Interim Financial Statements”, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2004.

The financial statements for the six months ended 31 December 2004 are unaudited. The financial information for the year ended 30 June 2004 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

There have been no changes in accounting policies in the six months ended 31 December 2004. The accounting policies used in the preparation of the financial statements for the six months ended 31 December 2004 are consistent with those used in the preparation of the published financial statements for the six months ended 31 December 2003 and the year ended 30 June 2004.

Reclassifications

Certain reclassifications of prior periods’ data have been made to conform to current period classifications.

NOTE 2 REVENUE

	Six months ended 31 December		Year ended 30 June
(Dollars in millions)	2004 NZ$	2003 NZ$	2004 NZ$
Calling
National	506	536	1,045
International	171	183	364
Other	14	17	37

	691	736	1,446

Data, internet and solutions
Data	376	353	721
Internet	113	113	229
Solutions	146	22	54

	635	488	1,004

Other operating revenues
Resale	167	153	317
Directories	105	101	221
Equipment	34	36	72
Miscellaneous other	75	60	161
Dividends from other investments	1	2	5

	382	352	776

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS

	Six months ended 31 December		Year ended 30 June 2004 NZ$
(Dollars in millions)	2004 NZ$	2003 NZ$
Abnormal Revenues
Gain on repurchase of convertible notes	5	—	—
Gain on sale of Telecom Retail Stores	10	—	—
Gain on sale of Sky shares	—	28	28

	15	28	28

Abnormal Expenses
Partial recovery of AOL|7 write-down	—	—	(12)
Write-down of TDMA network	—	—	110
Write-down of Australian LMDS assets	—	—	23

	—	—	121

Abnormal Revenues

Gain on repurchase of convertible notes

In November 2004 Telecom repurchased $150 million of its $300 million of convertible notes that were issued in May 2001. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million.

Gain on Sale of Telecom Retail Stores

In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16.4 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Gain on sale of Sky shares

In October 2003 Telecom sold all its shares in Sky Network Television Limited (Sky) to Independent Newspapers Limited (INL). Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom realised a gain of $28 million on the sale of its stake in Sky.

Abnormal Expenses

Partial recovery of AOL|7 write-down

In the year ended 30 June 2002 shareholder advances of A$115 million to AOL|7 were fully written down as they were not expected to be recoverable. In the period ended 30 June 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount has been credited to abnormal expenses as a partial recovery of the previous write-down.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS (continued)

Write-down of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis has been geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. This resulted in a migration of the customer base from TDMA to CDMA. TDMA customer numbers and revenues have declined markedly since the launch of CDMA and this is expected to continue, with revenues expected to fall to marginal levels toward the end of 2007. Due to the decline in the TDMA customer base, particularly the higher value post-paid base, the present value of the net cash flows that the TDMA network was expected to generate no longer supported its carrying value. Accordingly an impairment charge of $110 million ($74 million net of tax) was recognised at 30 June 2004 to write the network down to its assessed value.

Write-down of Australian LMDS assets

AAPT operates an LMDS wireless access network in major Australian metropolitan areas. Usage of this network did not grow to originally forecast levels due to the use of alternative access technologies. The forecast net cash flows expected to be generated by this network did not support its carrying value and accordingly it was written down to its assessed value at 30 June 2004. A charge of $23 million ($16 million net of tax) was recognised to write these assets down to their assessed recoverable value.

NOTE 4 DEPRECIATION AND AMORTISATION

	Six months ended 31 December		Year ended 30 June 2004 NZ$
(Dollars in millions)	2004 NZ$	2003 NZ$
Depreciation	347	377	755
Amortisation	36	34	68

	383	411	823

NOTE 5 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the six months ended 31 December 2004, 6,897,268 shares with a total value of $41 million were issued in lieu of a cash dividend (six months ended 31 December 2003: 16,302,184 shares with a total value of $80 million; year ended 30 June 2004: 27,477,890 shares with a total value of $142 million).

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Six months ended 31 December		Year ended 30 June 2004 NZ$
(Dollars in millions)	2004 NZ$	2003 NZ$
Net earnings attributable to shareholders	391	365	754

Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	383	411	823
Bad and doubtful accounts	20	25	36
Deferred income tax	(5)	12	(7)
Minority interests in losses of subsidiaries	2	1	3
Abnormal revenues and expenses	—	(28)	105
Other	2	2	(6)

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	(6)	5	(72)
Increase in inventories	(6)	(20)	(8)
Increase/(decrease) in current taxation	101	53	(8)
(Decrease)/increase in accounts payable and related items	(69)	2	61

Net cash flows from operating activities	813	828	1,681

NOTE 7 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 December 2004, minimum rental commitments for all non-cancellable operating leases were $258 million (31 December 2003: $227 million; 30 June 2004: $268 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 31 December 2004, there were no outstanding lease commitments (31 December 2003: nil; 30 June 2004: nil).

Capital Commitments

At 31 December 2004, capital expenditure amounting to $113 million (31 December 2003: $87 million; 30 June 2004: $103 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

Additionally, Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has further commitments to acquire Southern Cross capacity of US$12 million due in the year ending 30 June 2005.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and an inquiry into damages.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 31 December 2004 (31 December 2003: A$1 million; 30 June 2004: A$5 million).

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility Telecom is providing contingent credit support for up to approximately US$53 million in favour of the senior bank syndicate. The contingent credit support exposure will reduce as further amounts are applied by Southern Cross towards the repayment of the portion of its senior debt secured by the contingent credit support.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 9 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 3 February 2005, the Board of Directors approved the payment of a first quarter dividend of $185 million, representing 9.5 cents per share. In addition, a supplementary dividend totalling approximately $25 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Sale of Intelsat Stake

In January 2005, Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat’s existing shareholders (including Telecom which owns approximately a 0.5% stake) will receive US$18.75 per share in return for their shares. Telecom expects to receive approximately NZ$22 million (at current exchange rates) for the sale of its stake in Intelsat. This will result in a gain on sale of approximately $8 million, which will be recorded in the quarter ending 31 March 2005.

NOTE 10 QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues $	Abnormal items $	EBITDA* $	Earnings before interest and tax $	Net earnings attributable to shareholders $	Net earnings per share $
Quarter ended:
30 September 2004	1,391	10	564	372	193	0.100
31 December 2004	1,406	5	556	365	198	0.102

	2,797	15	1,120	737	391	0.201

Quarter ended:
30 September 2003	1,321	—	554	345	162	0.085
31 December 2003	1,352	28	590	388	203	0.106
31 March 2004	1,359	12	637	431	232	0.120
30 June 2004	1,348	(133)	470	264	157	0.081

Year ended 30 June 2004	5,380	(93)	2,251	1,428	754	0.392

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

10

MANAGEMENT COMMENTARY

4 February 2005

Results for the half year ended 31 December 2004

Note: Other than the analysis of Australian Consumer and Australian Business results, which are presented in Australian dollars, all monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated. The financial statements for the half year ended 31 December 2004 are unaudited.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported net earnings of $391 million for the half year ended 31 December 2004 (“HY 2004-05”) compared to $365 million for the half year ended 31 December 2003 (“HY 2003-04”).

Reported results are summarised in the table below.

	Half year ended 31 December			Quarter ended 31 December
Telecom Group Reported Earnings	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues	2,782	2,646	5.1	1,401	1,325	5.7
Abnormal revenue	15	28	(46.4)	5	28	(82.1)

Total revenue	2,797	2,674	4.6	1,406	1,353	3.9
Operating expenses	(1,677)	(1,530)	9.6	(850)	(763)	11.4

EBITDA*	1,120	1,144	(2.1)	556	590	(5.8)
Depreciation	(347)	(377)	(8.0)	(173)	(185)	(6.5)
Amortisation	(36)	(34)	5.9	(18)	(17)	5.9

Earnings before interest and tax	737	733	0.5	365	388	(5.9)
Net interest expense	(148)	(178)	(16.9)	(74)	(87)	(14.9)

Earnings before tax	589	555	6.1	291	301	(3.3)
Tax expense	(197)	(189)	4.2	(93)	(97)	(4.1)
Minority interest	(1)	(1)	—	—	(1)	NM

Net earnings	391	365	7.1	198	203	(2.5)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation
NM =	Not a Meaningful Comparison

Reported net earnings for HY 2004-05 represented earnings per share (“EPS”) of 20.1 cents, compared to 19.1 cents per share for HY 2003-04, an increase of 5.2%.

Reported net earnings for HY 2004-05 includes two abnormal items. In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16.4 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million. In November 2004 Telecom repurchased $150 million of its $300 million of convertible notes that were issued in 2001. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. Reported net earnings for HY 2003-04 included a gain on the sale of Telecom’s investment in Sky Network Television Limited of $28 million. None of these abnormal gains were subject to tax.

Adjusting for these abnormal items, adjusted net earnings for HY 2004-05 were $376 million, an increase of $39 million (11.6%) compared to the prior period. This represents adjusted EPS of 19.4 cents for HY 2004-05, an increase of 10.2% compared to the EPS for HY 2003-04.

These adjustments are shown in the table below.

	Half year ended 31 December			Quarter ended 31 December
Adjustments to Earnings	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Reported net earnings	391	365	7.1	198	203	(2.5)
Less:
Gain on sale of retail stores	(10)	—	NM	—	—	—
Gain on buyback of convertible notes	(5)	—	NM	(5)	—	NM
Gain on sale of Sky	—	(28)	NM	—	(28)	NM

Adjusted net earnings	376	337	11.6	193	175	10.3

Telecom’s adjusted earnings are summarised in the table below.

	Half year ended 31 December			Quarter ended 31 December
Telecom Group Adjusted Earnings	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Adjusted operating revenues	2,782	2,646	5.1	1,401	1,325	5.7
Operating expenses	(1,677)	(1,530)	9.6	(850)	(763)	11.4

Adjusted EBITDA*	1,105	1,116	(1.0)	551	562	(2.0)
Depreciation	(347)	(377)	(8.0)	(173)	(185)	(6.5)
Amortisation	(36)	(34)	5.9	(18)	(17)	5.9

Adjusted earnings before interest and tax	722	705	2.4	360	360	—
Net interest expense	(148)	(178)	(16.9)	(74)	(87)	(14.9)

Adjusted earnings before tax	574	527	8.9	286	273	4.8
Tax expense	(197)	(189)	4.2	(93)	(97)	(4.1)
Minority interest	(1)	(1)	—	—	(1)	(100.0)

Adjusted net earnings	376	337	11.6	193	175	10.3

*	Earnings Before Interest, Taxation, Depreciation and Amortisation
NM =	Not a Meaningful Comparison

Adjusted earnings growth for the half year reflected revenue growth, lower depreciation and net interest, while tax and operating expenses increased.

The Group recorded growth in operating revenues (excluding abnormal items) of $136 million (5.1%) for HY 2004-05 with revenue growth in the New Zealand operations partly offset by lower operating revenue in the Australian operations.

The decrease in net interest expense is the result of lower debt levels, as operating cash flows have been utilised to repay debt.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating Revenues
Local Service	554	563	(1.6)	276	280	(1.4)
Calling	691	736	(6.1)	347	368	(5.7)
Interconnection	100	97	3.1	52	49	6.1
Cellular and other mobile	420	410	2.4	215	208	3.4
Data, internet and solutions	635	488	30.1	319	246	29.7
Other operating revenue	382	352	8.5	192	174	10.3
Abnormal revenue	15	28	(46.4)	5	28	(82.1)

	2,797	2,674	4.6	1,406	1,353	3.9

Operating expenses
Labour	368	292	26.0	190	147	29.3
Cost of sales	828	755	9.7	419	375	11.7
Other operating expenses	481	483	(0.4)	241	241	—

	1,677	1,530	9.6	850	763	11.4

EBITDA*	1,120	1,144	(2.1)	556	590	(5.8)

Depreciation	347	377	(8.0)	173	185	(6.5)
Amortisation	36	34	5.9	18	17	5.9

Depreciation and amortisation	383	411	(6.8)	191	202	(5.4)

Earnings before interest and tax	737	733	0.5	365	388	(5.9)

Net interest expense	148	178	(16.9)	74	87	(14.9)
Income tax expense	197	189	4.2	93	97	(4.1)
Minority interest	1	1	—	—	1	NM

Net earnings	391	365	7.1	198	203	(2.5)

*	Earnings before Interest, Taxation, Depreciation and Amortisation
NM =	Not a Meaningful Comparison

Total operating revenue of $2,797 million for HY 2004-05 increased by $123 million (4.6%) compared to HY 2003-04. The growth is primarily due to the acquisitions of Gen-i (effective 1 July 2004) and Computerland (effective 1 September 2004) which increased solutions revenue by $115 million. Growth in cellular and other mobile revenue of $47 million in the NZ Operations was largely offset by lower mobile revenue in the Australian Operations. Growth in other operating revenue reflects increased resale revenue in Australia and project Probe revenue as a contribution from the Government towards the regional broadband extension programme in New Zealand. Growth across these revenue categories has been partly offset by lower calling and local service revenues.

Operating expenses of $1,677 million increased by $147 million (9.6%) for HY 2004-05. The increase in labour expense reflects the growth in personnel numbers due to the acquisitions of Gen-i and Computerland, which contributed an additional 904 staff at the time of their respective purchases. The increase in cost of sales is driven by NZ Operations due to strong growth in mobile and broadband connections, combined with the acquisitions of Gen-i and Computerland. This increase in New Zealand cost of sales has been partly offset by lower cost of sales in the Australian Operations.

Depreciation is $30 million (8.0%) lower in HY 2004-05 than in the prior comparable period largely due to the write-down of the TDMA mobile network recognised in Q4 2003-04.

Net interest expense decreased by $30 million (16.9%) for HY 2004-05 due to lower debt levels, as operating cash flows have been utilised to reduce debt and acquire short-term investments in anticipation of future term debt maturities. Net debt decreased by $31 million for the half year from 30 June 2004 to 31 December 2004. Net debt of $3,725 million at 31 December 2004 was $391 million lower than net debt at 31 December 2003.

Income tax expense increased by $8 million (4.2%) representing a reported effective tax rate of 33.4% for HY 2004-05 compared to 34.1% for HY 2003-04. The gain on sale of the retail stores and the gain on buyback of convertible notes in the current period and the gain on sale of Sky in the previous period were not subject to tax. The effective tax rate is lower in the current period due to the recognition of previously unrecognised tax losses and non-assessable income in offshore subsidiaries.

Reported net earnings of $391 million, including the abnormal gain from sale of the Telecom retail stores and buyback of convertible notes, increased by $26 million (7.1%) compared to HY 2003-04, which included the gain on sale of Sky.

OVERVIEW OF SEGMENTAL RESULTS

Telecom operates integrated businesses in New Zealand and Australia. Segmental reporting therefore principally reflects the integrated nature of the business.

Australian operations maintain a business and consumer customer segmentation therefore segment contribution (revenue less directly attributable costs) is reported separately for Australian Consumer and Australian Business. Shared costs are not allocated to Australian Consumer and Australian Business, being reported separately in a support functions category. Australian Consumer, Australian Business and Support Functions together comprise Australian Operations.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investments in AAPT, Gen-i and Computerland is also included in Corporate and Other.

Telecom measures and evaluates the reporting segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Telecom’s earnings from operations excluding abnormal items for HY 2004-05 were $722 million, compared to $705 million for HY 2003-04. The following table details revenues, expenses and earnings from operations by reporting segment.

Summary of Segment Results

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
NZ Operations
Operating revenues	2,116	1,935	9.4	1,064	970	9.7
Operating expenses	(1,044)	(853)	22.4	(534)	(433)	23.3

EBITDA*	1,072	1,082	(0.9)	530	537	(1.3)
Depreciation and amortisation	(268)	(298)	(10.1)	(134)	(145)	(7.6)

Earnings from operations	804	784	2.6	396	392	1.0

Australian Operations
Operating revenues	712	752	(5.3)	359	378	(5.0)
Operating expenses	(636)	(674)	(5.6)	(315)	(331)	(4.8)

EBITDA*	76	78	(2.6)	44	47	(6.4)
Depreciation and amortisation	(79)	(81)	(2.5)	(39)	(41)	(4.9)

Earnings from operations	(3)	(3)	—	5	6	(16.7)

Corporate and Other
Operating revenues	1	2	(50.0)	—	—	—
Operating expenses	(44)	(46)	(4.3)	(23)	(22)	4.5

EBITDA*	(43)	(44)	(2.3)	(23)	(22)	4.5
Depreciation and amortisation	(36)	(32)	12.5	(18)	(16)	12.5

Earnings from operations	(79)	(76)	3.9	(41)	(38)	7.9

Eliminations #
Operating revenues	(47)	(43)	9.3	(22)	(23)	(4.3)
Operating expenses	47	43	9.3	22	23	(4.3)

EBITDA*	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Earnings from operations	—	—	—	—	—	—

Telecom Group
Operating revenues	2,782	2,646	5.1	1,401	1,325	5.7
Operating expenses	(1,677)	(1,530)	9.6	(850)	(763)	11.4

EBITDA*	1,105	1,116	(1.0)	551	562	(2.0)
Depreciation and amortisation	(383)	(411)	(6.8)	(191)	(202)	(5.4)

Earnings from operations	722	705	2.4	360	360	—

*	Earnings before Interest, Taxation, Depreciation and Amortisation
#	Eliminations remove the impact of internal transactions

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	813	828	(1.8)	381	348	9.5
Investing activities	(550)	(393)	39.9	(255)	(152)	67.8
Financing activities	(338)	(359)	(5.8)	(147)	(95)	54.7

Net cash flow	(75)	76	(198.7)	(21)	101	(120.8)

Net cash flows from operating activities decreased by $15 million (1.8%) for HY 2004-05 due to increased payments to suppliers and employees partly offset by lower cash receipts from customers and lower interest payments compared to the prior period.

The net cash outflow for investing activities increased by $157 million (39.9%) for HY 2004-2005 reflecting the purchase of subsidiaries Gen-i and Computerland and increased purchases of fixed assets in the current period, compared to the sale of Telecom’s investment in Sky Network Television Limited in the HY 2003-04. This increase was partly offset by lower outflows from the purchase of short-term investments compared to the prior period.

The net cash outflow for financing activities decreased by 5.8% for HY 2004-05 largely due to decreased repayment of debt compared to the prior period, partly offset by an increase in the dividend paid reflecting a revised dividend policy.

Net debt decreased by $31 million from $3,756 million at 30 June 2004 to $3,725 million at 31 December 2004. Further discussion of group cash flows is provided on page 35.

DIVIDENDS

Telecom will pay a fully imputed dividend for the quarter ended 31 December 2004 of 9.5 cents per ordinary share (“cps”) in March 2005. The dividend for the quarter ended 31 December 2003 was 5.0 cps.

Second Quarter Dividends
Ordinary Shares	9.5 cents
American Depositary Shares	*US 54.55 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.68 cents
Per American Depositary Share	*US 9.63 cents

“Ex” dividend dates
New Zealand Exchange	28 February 2005
Australian Stock Exchange	21 February 2005
New York Stock Exchange	22 February 2005

Books closing dates
New Zealand, Australian Stock Exchanges	25 February 2005
New York Stock Exchange	24 February 2005

Payment dates
New Zealand, Australia	11 March 2005
New York	18 March 2005

*	Based on an exchange rate at 31 December 2004 of NZ$1.00 to US$0.7178

Revised Dividend Policy

Telecom announced a revised dividend policy in August 2004, the minimum targeted annual pay-out ratio being increased from 70% to 75% of net earnings (after adding back amortisation and relevant non-cash items), effective 1 July 2004. This reflected the Board’s belief that, in the medium term, an increase in recurring dividends is the optimal method to return excess cash to shareholders. The change in dividend policy was intended to signal the Board’s confidence in Telecom’s business outlook and its commitment to continue to review the quantum of shareholder distributions over time.

For the year ended 30 June 2005, Telecom expects a pay-out ratio of approximately 85% of net earnings (after adding back amortisation and relevant non-cash items). Subject to there being no material adverse change in circumstances or operating outlook, dividends for each of the first three quarters of the year ended 30 June 2005 will be 9.5 cps. The dividend for the fourth quarter will be set to reflect the full year expected pay-out ratio.

It is expected that dividends will continue to be fully imputed.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. As per Telecom’s current practice, shares issued under the Plan will be priced at the prevailing market price (that is, no discount will be applied). It is the Board’s intention to review the Dividend Reinvestment Plan before 30 June 2005.

Long-Term Capital Management

In determining the appropriate level of dividend pay-out the Board has taken account of the interests of shareholders and debt holders, the potential impact on the Company’s credit ratings and the expected capital requirements for the business. As noted previously, the Board is committed to Telecom maintaining an “A” credit rating and the dividend policy is designed to ensure this objective is met. As a guide, the Board would expect Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

The level of future shareholder distributions will continue to be reviewed in the context of the risks associated with Telecom’s financial performance, macroeconomic conditions and maintenance of the “A” rating.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT and communications solutions and directories publishing.

The results for NZ Operations are set out in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues
Local Service	533	538	(0.9)	266	268	(0.7)
Calling	457	497	(8.0)	230	249	(7.6)
Interconnection	78	69	13.0	40	37	8.1
Cellular and other mobile	345	298	15.8	179	151	18.5
Data, internet and solutions	493	339	45.4	249	170	46.5
Directories	105	101	4.0	48	46	4.3
Other operating revenue	68	63	7.9	35	34	2.9
Internal revenue	37	30	23.3	17	15	13.3

	2,116	1,935	9.4	1,064	970	9.7

Operations and support expenses
Labour	251	186	34.9	130	96	35.4
Cost of sales	440	327	34.6	227	167	35.9
Other operating expenses	341	330	3.3	171	165	3.6
Internal expenses	12	10	20.0	6	5	20.0

	1,044	853	22.4	534	433	23.3

EBITDA	1,072	1,082	(0.9)	530	537	(1.3)

Depreciation	264	294	(10.2)	132	143	(7.7)
Amortisation	4	4	—	2	2	—

Earnings from operations	804	784	2.6	396	392	1.0

Earnings from operations increased by $20 million (2.6%) for HY 2004-05 and $4 million (1.0%) for Q2 2004-05 compared to the corresponding periods in the prior year.

Operating revenues increased by $181 million (9.4%) for HY 2004-05 and $94 million (9.7%) for Q2 2004-05, with increased cellular and other mobile, data, internet and solutions, and interconnection revenues being partly offset by declines in calling and local service revenues.

Included in the data, internet and solutions revenue growth of $154 million (45.4%) for HY 2004-05 and $79 million (46.5%) for Q2 2004-05 is revenue from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004) of $115 million for HY 2004-05 and $59 million for Q2 2004-05. Excluding the Gen-i and Computerland revenue, underlying data, internet and solutions revenue grew by $39 million (11.5%) for HY 2004-05 and $20 million (11.8%) for Q2 2004-05 due to the continued uptake of Jetstream (Telecom’s ADSL service) and growth in the existing Solutions business.

Interconnection revenue growth was substantially due to increased mobile data volumes. The increase in cellular and other mobile revenue was due to an increase in the connection base, combined with strong growth in mobile data and higher handset sales revenue.

NZ OPERATIONS

The decrease in calling revenue is consistent with the trend experienced in previous quarters and reflects the impact of substitution and competitive pressure reducing national and international calling revenue. The decrease in local service revenue was due largely to a decline in call volumes.

Operations and support expenses increased by $191 million (22.4%) for HY 2004-05 and $101 million (23.3%) for Q2 2004-05 compared to the corresponding periods in the prior year. Included in this increase were expenses from the recently acquired Gen-i and Computerland businesses of $112 million for HY 2004-05 and $58 million for Q2 2004-05. In addition to the Gen-i and Computerland expenses, NZ operations experienced labour cost growth due to a combination of increased resources in key strategic and customer-focussed areas and salary increases. Cost of sales growth was principally due to growth in mobile cost of sales driven by higher customer acquisition costs and higher cellular interconnection costs resulting from increased data volumes.

Depreciation expense decreased by $30 million (10.2%) for HY 2004-05 and $11 million (7.7%) for Q2 2004-05 principally due to the $110 million impairment charge recognised on the TDMA mobile network in Q4 2003-04 and a lower asset base.

Further analysis of the NZ Operations result follows.

NZ OPERATIONS

Local Service Revenue

Local service revenue has decreased by $5 million (0.9%) for HY 2004-05 and $2 million (0.7%) for Q2 2004-05 compared to the corresponding periods in the prior year. This decrease is due to a decline in local call revenues of $8 million (15.4%) for HY 2004-05 and $4 million (16.0%) for Q2 2004-05. This decline is due largely to businesses migrating from dial-up internet access to Jetstream (with a corresponding shift in revenue from local service to data) and declining call volumes as a result of competitive pressure. The declining local call revenues are partly offset by increasing access revenues resulting from the CPI increase on residential access lines in February 2004.

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
Business & residential access
Revenue ($m)	452	449	0.7	227	224	1.3
Access lines
Residential:
Retail (000s)	1,395	1,415	(1.4)
Wholesale (000s)	18	—	NM

Total Residential (000s)	1,413	1,415	(0.1)
Business Lines :
Retail (000s)	267	286	(6.6)
Wholesale (000s)	38	17	123.5

Total Business (000s)	305	303	0.7
Centrex lines (000s)	71	73	(2.7)

Local calls*
Revenue ($m)	44	52	(15.4)	21	25	(16.0)
Call minutes (m)	1,367	1,554	(12.0)	656	753	(12.9)

Smartphone, messaging and call track
Revenue ($m)	37	37	—	18	19	(5.3)

Total Local Service Revenue	533	538	(0.9)	266	268	(0.7)

Retail Local Service ($m)	516	529	(2.5)	257	263	(2.3)
Wholesale Local Service ($m)	17	9	88.9	9	5	80.0

	533	538	(0.9)	266	268	(0.7)

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls
NM =	Not a Meaningful Comparison

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Calling revenue
National	316	335	(5.7)	157	169	(7.1)
International	119	140	(15.0)	62	69	(10.1)
Other	22	22	—	11	11	—

	457	497	(8.0)	230	249	(7.6)

National Calling Revenue

Total national calling revenue (including national calls, calls to cellular networks, and national 0800) decreased by $19 million (5.7%) for HY 2004-05 and $12 million (7.1%) for Q2 2004-05 compared to the corresponding periods in the prior year. Revenue from national calls decreased by 13.2% for HY 2004-05 and 15.4% for Q2 2004-05 due to a combination of lower call minutes and lower average prices. The decrease in call minutes is partly due to e-mail, internet and mobile substitution (including text messaging) from traditional voice calling and partly due to competitive pressure in retail and wholesale.

Revenue from calls to cellular networks increased by $2 million (1.4%) for HY 2004-05, with all this increase in Q2 2004-05. As outlined in the table below, the increase in Q2 2004-05 was driven by a 5.2% increase in call minutes, partly offset by 2.4% lower average prices. National 0800 revenue declined by $3 million (5.7%) for HY 2004-05 with this entire decline occurring in Q2 2004-05 as a result of both declining call minutes and average prices.

NZ OPERATIONS

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
National calls
Revenue ($m)	112	129	(13.2)	55	65	(15.4)
Call minutes (m)	965	1,055	(8.5)	483	519	(6.9)
Average price (cents)	11.6	12.2	(4.9)	11.4	12.5	(8.8)

Calls to cellular networks
Revenue ($m)	149	147	1.4	76	74	2.7
Call minutes (m)	359	340	5.6	183	174	5.2
Average price (cents)	41.5	43.2	(3.9)	41.5	42.5	(2.4)

National 0800
Revenue ($m)	50	53	(5.7)	24	27	(11.1)
Call minutes (m)	321	332	(3.3)	157	164	(4.4)
Average price (cents)	15.6	16.0	(2.5)	15.3	16.5	(7.3)

Operator services
Revenue ($m)	5	6	(5.7)	2	3	(33.3)

Total National Calling Revenue	316	335	(5.7)	157	169	(7.1)

Retail National Calling	304	321	(5.3)	151	162	(6.8)
Wholesale National Calling	12	14	(14.3)	6	7	(14.3)

	316	335	(5.7)	157	169	(7.1)

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls originating and terminating on other carriers’ networks.

The breakdown of international calling revenue is shown in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
International calling revenue
International outward	69	80	(13.8)	36	40	(10.0)
International inward	30	39	(23.1)	15	19	(21.1)
International transits	20	21	(4.8)	11	10	10.0

	119	140	(15.0)	62	69	(10.1)

International calling revenue decreased by $21 million (15.0%) for HY 2004-05 and $7 million (10.1%) for Q2 2004-05 compared to the corresponding periods in the prior year. An analysis of volumes and price is shown below.

NZ OPERATIONS

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
Outwards calls
Revenue ($m)	69	80	(13.8)	36	40	(10.0)
Call minutes (m)	282	297	(5.1)	144	146	(1.4)
Average price (cents)	24.5	27.0	(9.3)	25.0	27.4	(8.8)

Retail Outward Calls ($m)	64	73	(12.3)	33	37	(10.8)
Wholesale Outward Calls ($m)	5	7	(28.6)	3	3	—

	69	80	(13.8)	36	40	(10.0)

Inwards calls
Revenue ($m)	30	39	(23.1)	15	19	(21.1)
Call minutes (m)	468	474	(1.3)	249	242	2.9
Average price (cents)	6.4	8.2	(22.0)	6.0	7.9	(24.1)

Transit call margin
Revenue ($m)	20	21	(4.8)	11	10	10.0
Call minutes (m)	855	749	14.2	453	363	24.8
Average price (cents)	2.3	2.8	(17.9)	2.4	2.8	(14.3)

Outwards calling revenue decreased by $11 million (13.8%) for HY 2004-05 and $4 million (10.0%) for Q2 2004-05 compared to the corresponding periods in the prior year due to a combination of lower average prices and lower call volumes, both due largely to the impact of competition.

Inwards calling revenue decreased by $9 million (23.1%) for HY 2004-05 and $4 million (21.1%) for Q2 2004-05, driven primarily by lower average prices. The decrease in average price was largely due to an appreciation in the average NZD:USD exchange rate – the average exchange rates for both the half-year and second quarter were 12% higher than in the prior corresponding periods. While reducing revenue, the stronger NZD also results in a reduction in outpayment costs (see “Cost of Sales”).

The net external margin from transit traffic decreased by $1 million (4.8%) for HY 2004-05, but increased by $1 million (10.0%) for Q2 2004-05. The half-year decline was due to lower average prices reflecting the stronger New Zealand dollar and the impact of competition. For the second quarter, stronger volume growth more than offset the impact of lower average prices, resulting in the overall margin growth.

Interconnection Revenue

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Interconnection
PSTN interconnection	36	35	2.9	18	18	—
Cellular interconnection	42	34	23.5	22	19	15.8

Total	78	69	13.0	40	37	8.1

NZ OPERATIONS

Interconnection revenue increased by $9 million (13.0%) for HY 2004-05 and $3 million (8.1%) for Q2 2004-05 compared to the corresponding periods in the prior year. The increase for both the half year and current quarter is principally due to mobile interconnection revenue reflecting growth in text messaging activity - refer to the “Cellular and Other Mobile” section below.

Cellular and Other Mobile

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
Cellular and other mobile revenue ($m)
Voice revenue	255	243	4.9	130	123	5.7
Data revenue	48	21	128.6	26	11	136.4

Cellular revenue	303	264	14.8	156	134	16.4
Other mobile	42	34	23.5	23	17	35.3

Total cellular and other mobile	345	298	15.8	179	151	18.5

Call minutes (m)	613	565	8.5	318	290	9.7

Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	74.7	74.9	(0.3)	74.6	75.1	(0.7)
Prepaid	9.7	6.9	40.6	10.4	7.2	44.4
Total	36.8	34.9	5.4	37.2	35.1	6.0

Voice	31.0	32.1	(3.4)	31.1	32.1	(3.1)
Data	5.8	2.8	107.1	6.1	3.0	103.3

CDMA	57.2	72.7	(21.3)	55.6	69.8	(20.3)
TDMA	11.8	16.7	(29.3)	11.7	11.9	(1.7)

Total ARPU including interconnection	51.6	49.9	3.4	52.3	50.5	3.6

Cellular revenue increased by $39 million (14.8%) for HY 2004-05 and $22 million (16.4%) for Q2 2004-05 compared to the corresponding periods in the prior year. This increase reflected growth in data revenues through higher data volumes. Voice revenues have increased as a result of a higher connection base.

Other mobile revenue increased by $8 million (23.5%) for HY 2004-05 and $6 million (35.3%) for Q2 2004-05 compared to the corresponding periods in the prior year due to increased sales following the relocation and refurbishment of Telecom Retail outlets and strong Christmas handset sales revenues. This increase was despite a reduction in the number of Telecom Retail outlets following the sale of 15 stores in Q1 2004-2005.

Cellular and other mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Call minutes for HY 2004-05 increased 8.5% and for Q2 2004-05 increased 9.7% compared to the corresponding periods in the prior year primarily due to an increase in the connection base.

Total ARPU (excluding interconnection) for HY 2004-05 grew 5.4% and for Q2 2004-05 grew 6.0% compared to the prior corresponding periods due to data revenue growth following increased data volumes. Post-paid ARPUs decreased 0.7% while prepaid ARPUs increased by 44.4%. CDMA ARPUs have decreased due to an increasing proportion of prepaid connections in the CDMA base.

NZ OPERATIONS

Revenue from CDMA connections now comprises approximately 87% of total Q2 2004-05 cellular revenues.

Total ARPU including interconnection for HY 2004-05 increased by 3.4% and for Q2 2004-05 increased by 3.6% compared to the prior corresponding periods (interconnection includes a notional revenue for PSTN calls to Telecom cellular networks based on market rates).

	31 December 2004			31 December 2003
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Cellular connections at period end (000s)
CDMA
CDMA One	57	105	162	130	99	229
IXRTT	428	304	732	206	68	274

Total CDMA connections	485	409	894	336	167	503
Three month active base (%)	100	97	99	100	97	98

TDMA
Analogue	36	243	279	50	350	400
Digital	74	211	285	145	249	394

Total TDMA connections	110	454	564	195	599	794
Three month active base (%)	100	79	83	100	83	87

Internal connections (CDMA)	5	—	5	5	—	5

Total Connections	600	863	1,463	536	766	1,302

Total connections of 1,463,000 at 31 December 2004 grew by 161,000 (12.4%) over the 12 month period from 1,302,000 at 31 December 2003 and by 96,000 (7.0%) from 1,367,000 at 30 September 2004. Of the 31 December 2004 total connection base, 41.0% were postpaid connections, while 59.0% were prepaid connections.

Telecom had approximately 899,000 CDMA connections (including internal connections) at 31 December 2004, comprising 61.5% of total connections. CDMA external connections have increased by 391,000 (77.7%) over the 12 month period from 503,000 at 31 December 2003, with post-paid connections increasing by 149,000 and prepaid connections by 242,000. CDMA connections increased by 143,000 (18.9%) over the current quarter from 756,000 at 30 September 2004 compared with growth of 89,000 in Q1 2004-05. Of the CDMA connection base, 54.5% were postpaid connections and 45.5% were prepaid connections.

Data, Internet and Solutions Revenue

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Data	279	250	11.6	141	127	11.0
Internet	68	67	1.5	34	33	3.0
Solutions	146	22	563.6	74	10	640.0

	493	339	45.4	249	170	46.5

NZ OPERATIONS

Data Revenue

Data revenue increased by $29 million (11.6%) for HY 2004-05 and $14 million (11.0%) for Q2 2004-05 compared to the corresponding periods in the prior year. A breakdown of the key components of data revenue is provided in the following table:

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Data revenue
Jetstream	66	42	57.1	35	23	52.2
Managed IP Data Services
Lanlink	45	40	12.5	23	20	15.0
Private office and high speed data	17	10	70.0	9	6	50.0
Other IP Data	4	2	100.0	2	2	—

	66	52	26.9	34	28	21.4

Traditional Data Services:
Frame relay	15	15	—	7	8	(12.5)
Digital Data Services	35	40	(12.5)	16	19	(15.8)
ISDN	48	48	—	23	24	(4.2)
Leased data services	28	30	(6.7)	16	15	6.7
IP Net / Netgate	4	6	(33.3)	2	3	(33.3)
Miscellaneous data	17	17	—	8	7	14.3

	147	156	(5.8)	72	76	(5.3)

Total data revenue	279	250	11.6	141	127	11.0

Retail data	237	207	14.5	120	106	13.2
Wholesale data	42	43	(2.3)	21	21	—

	279	250	11.6	141	127	11.0

Jetstream Connections (000s):
Residential	139	56	148.2
Business	46	33	39.4

	185	89	107.9

Retail	143	58	146.6
Resale and Wholesale	42	31	35.5

	185	89	107.9

Data revenue growth for both HY 2004-05 and Q2 2004-05 has been driven by increased Jetstream revenue and managed IP data services, while traditional data services have declined.

Jetstream revenue increased by $24 million (57.1%) for HY 2004-05 and $12 million (52.2%) for Q2 2004-05 compared to the corresponding periods in the prior year, driven by the continued uptake of Telecom’s Jetstream service. Total Jetstream connections of approximately 185,000 at 31 December 2004 increased by 96,000 (107.9%) from 31 December 2003 with 46,000 of this increase occurring in Q2 2004-05. Connections at 31 December 2004 included approximately 17,000 on lower speed plans (i.e. less than 256 kilobits per second), a decrease of approximately 20,000 from 31 December 2003. These low speed connections are being progressively migrated to high speed plans (greater than 256 kilobits per second). Excluding these lower speed plans, Telecom had 168,000 broadband customers at 31 December 2004.

NZ OPERATIONS

Managed IP data services revenue increased by $14 million (26.9%) for HY 2004-05 and $6 million (21.4%) for Q2 2004-05 compared to the corresponding periods in the prior year. Lanlink growth of $5 million for HY 2004-05 and $3 million for Q2 2004-05 was due to a combination of increased circuits, installations and revenue from managing traffic on behalf of Lanlink customers. Private office, high speed data and other IP data growth of $9 million for HY 2004-05 and $3 million for Q2 2004-05 reflects growth in private office connectivity and increased management of customers’ private office networks.

Traditional data services revenue declined by 5.8% and 5.3% for the HY 2004-05 and Q2 2004-05 respectively, largely due to product substitution as customers migrate to Jetstream and Managed IP data services.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $30 million (14.5%) for HY 2004-05 and $14 million (13.2%) for Q2 2004-05 due to revenue growth in Jetstream, Lanlink, Private Office, and ISDN products. Wholesale data revenue was relatively stable for both the half year and current quarter.

Internet Revenue

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
Internet revenue
Internet revenue ($m)	68	67	1.5	34	33	3.0
Active dial-up customers at period end (000s)	412	432	(4.6)
Total dial-up hours (m)	74.5	89.4	(16.7)	33.4	43.1	(22.5)
Average hours per active customer per month	29.1	34.5	(15.7)	26.5	33.3	(20.4)

Internet revenue was relatively stable for both HY 2004-05 and Q2 2004-05. A decline in Dial-up revenues has been offset by an increase in Xtra Jetstream revenues (ISP portion of Jetstream access revenues) resulting from customers migrating to broadband Jetstream products.

Solutions Revenue

Solutions revenue is derived from providing services that meet customers’ integrated communication and technology needs. This includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services. Solutions revenue increased by $124 million for HY 2004-05 and $64 million for Q2 2004-05 compared to the corresponding periods in the prior year. Included in the revenue growth were $115 million and $59 million for HY 2004-05 and Q2 2004-05 respectively, resulting from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004). Excluding these acquisitions, Solutions revenue grew $9 million (40.9%) for HY 2004-05 and $5 million (50.0%) for Q2 2004-05 due to growth in the existing ICT business.

Directories Revenue

Directories revenue of $105 million increased by $4 million (4.0%) for HY 2004-05 and $2 million (4.3%) for Q2 2004-05 compared to the corresponding periods in the prior year, driven by both price and volume increases.

NZ OPERATIONS

Other Operating Revenue

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Other operating revenue
Equipment sales	20	23	(13.0)	10	11	(9.1)
Other International	15	15	—	8	8	—
TSO revenue	8	11	(27.3)	4	7	(42.9)
Probe revenue	11	—	NM	6	—	NM
Other miscellaneous revenue	14	14	—	7	8	(12.5)

	68	63	7.9	35	34	2.9

NM = Not a Meaningful Comparison

Other operating revenue increased by $5 million (7.9%) for HY 2004-05 due to $11 million of project Probe revenue, representing a contribution from the Government towards the regional broadband extension programme, partly offset by lower equipment sales revenue and a one-off $3 million catch-up in TSO revenue in Q2 2003-04. Other operating revenue increased by $1 million for Q2 2004-05 with $6 million of Probe revenue offset by a combination of lower equipment sales, the $3 million catch-up in TSO revenue in Q2 2003-04 and lower customer contributions towards systems and facilities set-up.

Internal Revenue

Internal revenue increased by $7 million (23.3%) for HY 2004-05 and $2 million (13.3%) for Q2 2004-05 compared to the corresponding periods in the prior year. The revenue growth was due to higher outbound calling revenues terminated on behalf of the Australian Operations.

Operations and Support Expenses

Labour

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
Labour ($m)	251	186	34.9	130	96	35.4

Personnel numbers
Total staff at 31 December	6,111	4,813	27.0

Labour expense increased by $65 million (34.9%) for HY 2004-05 and $34 million (35.4%) for Q2 2004-05 compared to the corresponding periods in the prior year. Included within this increase was labour expense of the recently acquired Gen-i and Computerland businesses of $42 million for the half year and $23 million for the current quarter respectively. Excluding Gen-i and Computerland, total labour costs increased by $23 million (12.4%) for HY 2004-05 and $11 million (11.5%) for Q2 2004-05, with the increase due to increased resources focussed on key customer related areas, increased investment in the Solutions business and salary increases in line with market movements.

Personnel numbers of 6,111 at 31 December increased by 1,298 compared to 31 December 2003, with the acquisition of Gen-i and Computerland adding 904 staff at the time of their respective purchases.

NZ OPERATIONS

Cost of sales

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Cost of sales
Mobile acquisitions, upgrades and dealer commissions	115	78	47.4	61	39	56.4
Land to mobile, mobile to 0800 interconnection	59	64	(7.8)	30	33	(9.1)
Cellular interconnection	51	41	24.4	27	23	17.4
International interconnection	9	10	(10.0)	5	5	—
International cost of sales	75	76	(1.3)	36	38	(5.3)
Solutions	73	11	563.6	37	5	640.0
Data, equipment, directories & other	58	47	23.4	31	24	29.2

	440	327	34.6	227	167	35.9

Cost of sales increased by $113 million (34.6%) for HY 2004-05 and $60 million (35.9%) for Q2 2004-05 compared to the corresponding periods in the prior year. Included within this increase is cost of sales associated with solutions revenue in the recently acquired Gen-i and Computerland businesses of $61 million for the half year and $30 million for Q2 2004-05. Excluding Gen-i and Computerland, total cost of sales increased by $52 million (15.9%) for HY 2004-05 and $30 million (18.0%) for Q2 2004-05, with the increase predominantly in mobile acquisitions, upgrades, dealer commissions and cellular interconnection.

Mobile acquisitions, upgrades and commissions increased by $37 million (47.4%) for HY 2004-05 and $22 million (56.4%) for Q2 2004-05 compared to the corresponding periods in the prior year, driven by growth in connections. Cellular interconnection costs also increased for both the half year and current quarter due to increased data volumes. International interconnection costs were relatively stable for both the half year and current quarter. International cost of sales decreased by $1 million (1.3%) for the HY 2004-05 and $2 million (5.3%) for Q2 2004-05, with the decrease from the stronger NZD (refer to “International Calling Revenue”) partly offset by increased costs associated with terminating higher outbound calling revenues on behalf of the Australian Operations.

Data, equipment, directories and other costs increased $11 million (23.4%) for HY 2004-05 and $7 million (29.2%) for Q2 2004-05 largely due to increased costs associated with data revenue (as a result of growth in Jetstream connections), higher directories cost of sales and other miscellaneous cost of sales related to revenue growth.

NZ OPERATIONS

Other operating expenses

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Other operating expenses
Direct costs
Direct contractor costs	67	75	(10.7)	31	39	(20.5)
International cable maintenance and restoration	6	7	(14.3)	3	3	—
Support contracts and other direct costs	47	43	9.3	25	21	19.0

Total direct costs	120	125	(4.0)	59	63	(6.3)

Computer costs	67	66	1.5	34	32	6.3
Advertising, promotions and communications	47	43	9.3	23	22	4.5
Accommodation costs	36	32	12.5	18	16	12.5
Outsourcing	15	14	7.1	8	7	14.3
Travel	9	7	28.6	4	4	—
Bad Debts	9	8	12.5	5	4	25.0
Other	38	35	8.6	20	17	17.6

	341	330	3.3	171	165	3.6

Other operating expenses increased by $11 million (3.3%) for HY 2004-05 and $6 million (3.6%) for Q2 2004-05 compared to the corresponding periods in the prior year. Included within this increase were other operating expenses associated with the Gen-i and Computerland businesses of $9 million for the half year and $5 million for Q2 2004-05. Excluding Gen-i and Computerland, other operating expenses increased $2 million (0.6%) for the HY 2004-05 and $1 million (0.6%) for Q2 2004-05.

Direct costs decreased by $5 million (4.0%) for HY 2004-05 and $4 million (6.3%) in Q2 2004-05 with savings generated from the rationalisation of maintenance and provisioning contracts partly offset by increased provisioning costs associated with higher jetstream connections.

Advertising, promotions and communications costs increased $4 million (9.3%) for HY 2004-05 and $1 million (4.5%) for Q2 2004-05 as a result of significant promotional activity, predominantly in the mobile and Jetstream product areas. Accommodation costs increased by $4 million (12.5%) for HY 2004-05 and $2 million (12.5%) for Q2 2004-05 largely due to the Gen-i and Computerland acquisitions.

NZ OPERATIONS

Depreciation and amortisation

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Depreciation and amortisation
Depreciation
Wired	182	189	(3.7)	92	94	(2.1)
Wireless	50	71	(29.6)	24	33	(27.3)
International	32	34	(5.9)	16	16	—

	264	294	(10.2)	132	143	(7.7)

Amortisation	4	4	—	2	2	—

	268	298	(10.1)	134	145	(7.6)

Depreciation and amortisation decreased by $30 million (10.1%) for HY 2004-05 and $11 million (7.6%) for Q2 2004-05 compared to the corresponding periods in the prior year. The decline in the Wired business depreciation of $7 million for HY 2004-05 and $2 million for Q2 2004-05 is due largely to a lower asset base. The decline in the Wireless business depreciation of $21 million for HY 2004-05 and $9 million for Q2 2004-05 is due largely to the impairment on the TDMA mobile network recorded in Q4 2003-04.

The decrease in International depreciation for HY 2004-05 is primarily due to a reduction in the amount of accelerated depreciation on international cables - the corresponding prior period included an allowance for accelerated depreciation due to the earlier than previously estimated closure of a number of smaller cables. This decrease was partly offset by an increase in depreciation on recently acquired Southern Cross capacity.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $ m	Change %
Operating revenues
Local Service	21	25	(16.0)	10	12	(16.7)
Calling	234	240	(2.5)	117	120	(2.5)
Cellular and other mobile	75	111	(32.4)	36	56	(35.7)
Interconnection	22	28	(21.4)	12	12	—
Data and internet	142	149	(4.7)	70	76	(7.9)
Resale	167	153	9.2	85	79	7.6
Other operating revenue	41	34	20.6	24	16	50.0
Internal revenue	10	12	(16.7)	5	7	(28.6)

	712	752	(5.3)	359	378	(5.0)

Operating expenses
Labour	94	86	9.3	48	41	17.1
Cost of sales	388	429	(9.6)	192	211	(9.0)
Other operating expenses	118	126	(6.3)	58	61	(4.9)
Internal expenses	36	33	9.1	17	18	(5.6)

	636	674	(5.6)	315	331	(4.8)

EBITDA	76	78	(2.6)	44	47	(6.4)
Depreciation	77	77	—	38	39	(2.6)
Amortisation	2	4	(50.0)	1	2	(50.0)

(Loss)/earnings from operations	(3)	(3)	—	5	6	(16.7)

Segment Contribution
Australian Consumer	74	66	12.1	41	36	13.9
Australian Business	117	115	1.7	65	64	1.6
Support Functions	(115)	(103)	11.7	(62)	(53)	17.0

EBITDA	76	78	(2.6)	44	47	(6.4)

Reported New Zealand Dollar (“NZD”) results for Australian Operations are impacted by movements in exchange rates. Revenue for Q2 2004-05 was reduced by approximately $20 million as a result of a strengthening NZD and by $34 million for HY 2004-05. The average exchange rate increased 5.8% for Q2 2004-05 and 4.8% for HY 2004-05 compared to the previous corresponding periods.

Australian Operations in Australian dollars

	Half year ended 31 December			Quarter ended 31 December
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Operating revenues
Local Service	19	21	(9.5)	9	10	(10.0)
Calling	215	211	1.9	108	105	2.9
Cellular and other mobile	69	98	(29.6)	32	49	(34.7)
Interconnection	21	25	(16.0)	11	11	—
Data and internet	131	131	—	64	66	(3.0)
Resale	153	135	13.3	78	69	13.0
Other operating revenue	38	30	26.7	22	14	57.1
Internal revenue	9	10	(10.0)	5	5	—

	655	661	(0.9)	329	329	—

Operating expenses
Labour	87	76	14.5	45	37	21.6
Cost of sales	357	378	(5.6)	177	186	(4.8)
Other operating expenses	109	110	(0.9)	51	52	(1.9)
Internal expenses	34	28	21.4	17	13	30.8

	587	592	(0.8)	290	288	0.7

EBITDA	68	69	(1.4)	39	41	(4.9)
Depreciation	71	70	1.4	36	35	2.9
Amortisation	2	1	100.0	1	—	NM

(Loss)/earnings from operations	(5)	(2)	150.0	2	6	(66.7)

Segment Contribution
Australian Consumer	69	58	19.0	38	32	18.8
Australian Business	106	102	3.9	58	55	5.5
Support Functions	(107)	(91)	17.6	(57)	(46)	23.9

EBITDA	68	69	(1.4)	39	41	(4.9)

NM = Not a Meaningful Comparison

An analysis of Australian Operations results by segment follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in Australian dollars.

In the year ended 30 June 2004 AAPT reorganised its operations to, among other things, focus the Business and Consumer groups on sales and marketing activities. Operational activities, including contact centres, IT, network provisioning and other functions were transferred out of the Business and Consumer groups into enabling groups that support both segments. Allocation of these shared costs between Consumer and Business segments is no longer considered to be meaningful. Accordingly, Consumer and Business results are now reported down to a contribution margin (revenues less directly attributable costs) with shared costs reported separately in a Support Functions category.

Comparatives have been restated to align with the current organisational structure and trading model.

Also, effective 1 October 2004 the AAPT and TCNZA businesses have been brought closer together to take advantage of synergies across the wider Australian Business. This has resulted in a relatively minor amount of support costs being moved out of the Business Group and into the Support Group. Prior year comparatives have been restated accordingly.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of fixed, internet, pay TV and mobile telecommunications services provided to residential and small business customers of AAPT.

Australian Consumer - Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Operating revenues
Calling	107	107	—	54	54	—
Cellular and other mobile	56	82	(31.7)	25	41	(39.0)
Data and internet	9	6	50.0	5	3	66.7
Resale	137	116	18.1	70	60	16.7

	309	311	(0.6)	154	158	(2.5)
Operating expenses
Labour	5	5	—	2	2	—
Cost of sales	196	201	(2.5)	97	101	(4.0)
Other operating expenses	35	42	(16.7)	15	20	(25.0)
Internal expenses	4	5	(20.0)	2	3	(33.3)

	240	253	(5.1)	116	126	(7.9)

Segment Contribution	69	58	19.0	38	32	18.8

Overview of Results

Revenues decreased by $2 million (0.6%) for HY 2004-05 and $4 million (2.5%) for Q2 2004-05 compared to the prior corresponding periods. Resale revenue increased driven by the continued growth in full service customers. Calling revenue remained stable, as increased calling volume was offset by price decreases driven in turn by capped offerings. Mobile revenues declined due to the decision to move away from selling mobile as a stand-alone product and the transfer of the “No Plans” pre-paid customer base to Vodafone as part of the network services agreement renegotiation.

The Segment Contribution increased by $11 million (19.0%) for HY 2004-05 and $6 million (18.8%) for Q2 2004-05 compared to the corresponding periods in the prior year. This increase in Segment Contribution was driven by operating cost savings.

The fixed line customer base at 31 December 2004 of 491,000 increased by 8.9% compared to 31 December 2003. Full service customers increased by 22.2% and bundled customers increased by 87.2% compared to the prior comparable period.

AUSTRALIAN CONSUMER

Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
National calls
Revenue (A$m)	34	35	(2.9)	17	18	(5.6)
Call minutes (m)	402	359	12.0	203	181	12.2
Average price (A$cents)	8.5	9.7	(12.4)	8.4	9.9	(15.2)

Calls to cellular networks
Revenue (A$m)	57	55	3.6	29	28	3.6
Call minutes (m)	146	134	9.0	74	68	8.8
Average price (A$cents)	39.0	41.0	(4.9)	39.2	41.2	(4.9)

International calling revenue
Total International calling (A$m)	16	17	(5.9)	8	8	—
Call minutes (m)	80	82	(2.4)	41	42	(2.4)
Average price (A$cents)	20.0	20.7	(3.4)	19.5	19.0	2.6

Total calling revenue (A$m)	107	107	—	54	54	—
Resale revenue (A$m)	137	116	18.1	70	60	16.7

Total calling and resale revenue (A$m)	244	223	9.4	124	114	8.8

Fixed line customer numbers (000s)	491	451	8.9
Average revenue per fixed line customer (A$per month)	82.8	82.4	0.5	84.2	84.3	(0.1)

In total, calling and resale revenue of $244 million for HY 2004-05 and $124 million for Q2 2004-05 grew $21 million (9.4%) and $10 million (8.8%) respectively compared to the prior corresponding periods. This was driven by growth in the customer base and the high acquisition rate of full service customers. The volume of national and calls to cellular networks minutes grew for both HY 2004-05 and Q2 2004-05 as a result of growth in customer numbers. Per minute pricing for national calls reduced driven by promotional activities, the introduction of capped calling and “all you can eat” type offers.

The fixed line customer base at 31 December 2004 grew by 8.9% compared to 31 December 2003. Average revenue per fixed line customer increased 0.5% for HY 2004-05 and was stable in Q2 2004-05. AAPT continues to target customers who are higher users of calling products as well as customers who use multiple services. 18.4% of fixed line customers now buy mobile and / or internet services in addition to fixed line offerings, up from 16.4% in September 2004 and 12.4% in June 2004.

AUSTRALIAN CONSUMER

Cellular and Other Mobile Revenue

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
Cellular and other mobile
Total mobile revenue (A$m)	56	82	(31.7)	25	41	(39.0)

Call minutes (m)	68	101	(32.7)	34	51	(33.3)

Connections at period end (000s)
Postpaid	133	154	(13.6)
Prepaid	38	106	(64.2)

Total	171	260	(34.2)

ARPU (A$per month)	54.6	52.6	3.8	48.7	52.6	(7.4)

Mobile revenue declined by $26 million (31.7%) for HY 2004-05 and $16 million (39.0%) for Q2 2004-05 compared to the corresponding periods in the prior year. This is due to a combination of the transfer of the “No Plans” pre-paid base to Vodafone in January 2004, a shift away from handset sales, a decline in subscribers, and a decline in the average ARPU. These trends are consistent with AAPT’s strategy of selling mobiles as part of bundles only and not as stand-alone products. The “No Plans” offering was a resale product preceding AAPT Mobile’s own pre-paid offering. The resale agreement was a fixed term arrangement, with the customers transferring back to Vodafone at the end of the arrangement. Approximately 50,000 customers transferred to Vodafone.

Data and Internet Revenue

Data and internet revenue of $9 million for HY 2004-05 and $5 million for Q2 2004-05 increased $3 million (50.0%) and $2 million (66.7%) respectively compared to the prior corresponding periods. This increase was the result of growth in dial-up internet, broadband internet and pay TV customers, partly offset by price decreases driven by competitive activity in the sector. Customer numbers across these products grew from 29,000 at 31 December 2003 to 81,000 at 31 December 2004 (growth of 179.3%).

Operating Expenses

Labour

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
Labour (A$m)	5	5	—	2	2	—

Personnel numbers
Total staff at 31 December	85	83	2.4

The labour expense remained stable, in line with stable personnel numbers.

AUSTRALIAN CONSUMER

Cost of sales

Cost of sales of $196 million for HY 2004-05 and $97 million for Q2 2004-05 decreased by $5 million (2.5%) and $4 million (4.0%) respectively, primarily as a result of favourable supplier negotiations. Gross margin for Q2 2004-05 improved by 1% over Q2 2003-04 to 37%.

Other operating expenses

	Half year ended 31 December			Quarter ended 31 December
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Other operating expenses
Dealer commissions	14	13	7.7	5	6	(16.7)
Advertising, promotions and
communications	8	11	(27.3)	3	4	(25.0)
Bad debts	10	12	(16.7)	6	6	—
Other	3	6	(50.0)	1	4	(75.0)

	35	42	(16.7)	15	20	(25.0)

Other operating expenses decreased by $7 million (16.7%) for HY 2004-05 and $5 million (25.0%) for Q2 2004-05. Lower advertising costs due to the timing of advertising campaigns, reduced outsourcing of contact centres and reduced dealer commissions were the main drivers.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business segment includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the telecommunications services provided by TCNZA to corporate customers.

Australian Business - Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Operating revenues
Local service	19	21	(9.5)	9	10	(10.0)
Calling	108	105	2.9	54	52	3.8
Cellular and other mobile	13	15	(13.3)	7	7	—
Interconnection	21	25	(16.0)	11	11	—
Data and internet	122	126	(3.2)	59	64	(7.8)
Resale	16	19	(15.8)	8	9	(11.1)
Other operating revenue	38	30	26.7	22	14	57.1
Internal revenue	9	10	(10.0)	5	5	—

	346	351	(1.4)	175	172	1.7

Operating expenses
Labour	27	29	(6.9)	12	13	(7.7)
Cost of sales	161	177	(9.0)	80	85	(5.9)
Other operating expenses	23	21	9.5	11	9	22.2
Internal expenses	29	22	31.8	14	10	40.0

	240	249	(3.6)	117	117	—

Segment Contribution	106	102	3.9	58	55	5.5

Overview of Results

Revenue decreased by $5 million (1.4%) for HY 2004-05, but increased by $3 million (1.7%) for Q2 2004-05. Volume growth across most product lines continues but is being offset by lower prices across most voice, data and internet products. International calling revenue increased, driven by wholesale growth.

The Segment Contribution increased by $4 million (3.9%) for HY 2004-05 and $3 million (5.5%) for Q2 2004-05 compared to the corresponding periods in the prior year.

AUSTRALIAN BUSINESS

Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
National calls
Revenue (A$m)	33	37	(10.8)	16	18	(11.1)
Call minutes (m)	653	526	24.1	323	274	17.9
Average price (A$cents)	5.1	7.0	(27.1)	5.0	6.6	(24.2)

Calls to cellular networks
Revenue (A$m)	45	47	(4.3)	23	23	—
Call minutes (m)	186	179	3.9	93	88	5.7
Average price (A$cents)	24.2	26.3	(8.0)	24.7	26.1	(5.4)

International calling revenue
Revenue (A$m)	30	21	42.9	15	11	36.4
Call minutes (m)	280	191	46.6	151	105	43.8
Average price (A$cents)	10.7	11.0	(2.7)	9.9	10.5	(5.7)

Revenue from national calls decreased by $4 million (10.8%) for HY 2004-05 and $2 million (11.1%) for Q2 2004-05 compared to the prior corresponding periods. Call minute growth is driven by wholesale inbound growth. This change in mix, coupled with pricing pressure on inbound and outbound sales, has driven the revenue reduction.

Revenue from calls to cellular networks decreased as volume growth was offset by price decreases.

International revenue increased $9 million (42.9%) in HY 2004-05 and $4 million in Q2 2004-05 due to a significant increase in call minutes. This was a consequence of growth in wholesale business with calling card providers.

Interconnection Revenue

Interconnection revenue of $11 million for Q2 2004-05 was stable compared to the prior corresponding period, but decreased by $4 million (16.0%) for HY 2004-05 as a result of a short-term termination agreement in the first quarter of HY 2003-04 increasing revenue in the prior period.

Data and Internet Revenue

Data and internet revenue of $122 million for HY 2004-05 and $59 million for Q2 2004-05 decreased by $4 million (3.2%) and $5 million (7.8%) respectively compared to the prior corresponding periods. IP revenue was stable as growth in volumes was offset by price declines. Data revenue declined as a result of a loss in a service line sold to a large outsourcing account. AAPT has successfully developed a mid-market Voice over Internet Protocol (VoIP) solution and has successfully launched VoIP into its own new Sydney Head Office servicing 800 people.

Resale Revenue

Resale revenue of $16 million for HY 2004-05 and $8 million for Q2 2004-05 decreased $3 million (15.8%) and $1 million (11.1%) respectively compared to the corresponding periods in the prior year, primarily due to losing a corporate account in Q1 2004-05.

AUSTRALIAN BUSINESS

Operating Expenses

Labour

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
Labour (A$m)	27	29	(6.9)	12	13	(7.7)

Personnel numbers
Total staff at 31 December	332	357	(7.0)

Labour costs decreased by $2 million (6.9%) for HY 2004-05 and $1 million (7.7%) for Q2 2004-05 compared to the corresponding periods in the prior year, in line with a reduction in staff numbers.

Cost of sales

Cost of sales decreased by $16 million (9.0%) for HY 2004-05 and $5 million (5.9%) for Q2 2004-05 compared to the prior corresponding periods. Gross margin has improved from 50.6% of revenue for Q2 2003-04 to 54.3% in Q2 2004-05. This has been driven by a combination of a change in sales mix (with more traffic using AAPT’s own infrastructure) and the benefit of recent supplier negotiations.

Other operating expenses

	Half year ended 31 December			Quarter ended 31 December
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Other operating expenses
Direct costs	12	9	33.3	6	4	50.0
Bad debts	3	3	—	1	1	—
Accomodation and travel	1	1	—	—	—	—
Advertising, promotions and communications	3	2	50.0	2	1	100.0
Other	4	6	(33.3)	2	3	(33.3)

	23	21	9.5	11	9	22.2

Other operating expenses increased by $2 million for the HY 2004-05 and Q2 2004-05 compared to the prior corresponding periods. This increase was driven by additional marketing and promotional material spend and additional direct costs. The increase in direct costs relates to additional contract labour required to deliver major revenue generating corporate projects.

SUPPORT FUNCTIONS

Certain support business groups within Australian Operations provide services to both the Consumer and Business segments. An analysis of support function costs is provided in the table below.

Other Operating Expenses

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
Labour (A$m)	55	42	31.0	31	22	40.9

Direct costs (A$m)	11	9	22.2	6	6	—
Other operating expenses (A$m)	40	38	5.3	19	17	11.8
Internal expenses (A$m)	1	2	(50.0)	1	1	—

Other operating expenses (A$m)	52	49	6.1	26	24	8.3

Segment Contribution	(107)	(91)	17.6	(57)	(46)	23.9

Personnel numbers
Total staff at 31 December	1,444	1,147	25.9

Labour

Labour costs increased by $13 million (31.0%) for HY 2004-05 and $9 million (40.9%) for Q2 2004-05 compared to the corresponding periods in the prior year, primarily driven by an increase in headcount. The increases occurred in the contact centre (209), managed services / provisioning (38), IT staff engaged in operational improvements (14), credit collection staff (12) and other minor movements (24).

Other operating expenses

Total other operating expenses increased by $3 million for HY 2004-05 and $2 million for Q2 2004-05 compared to the prior corresponding periods.

Depreciation and amortisation

	Half year ended 31 December			Quarter ended 31 December
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Depreciation and amortisation
Depreciation	71	70	1.4	36	35	2.9
Amortisation	2	1	100.0	1	—	NM

	73	71	2.8	37	35	5.7

NM = Not a Meaningful Comparison

Depreciation and amortisation expense increased by $2 million for both HY 2004-05 and Q2 2004-05 compared to the corresponding periods in the prior year as a result of a small increase in the asset base.

CORPORATE AND OTHER

Corporate and Other contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT, Gen-i and Computerland goodwill. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Half year ended 31 December			Quarter ended 31 December
	2004	2003	Change %	2004	2003	Change %
Revenue
Other operating revenue ($m)	1	2	(50.0)	—	—	—

Operating expenses
Labour ($m)	22	20	10.0	11	10	10.0
Computer costs ($m)	4	6	(33.3)	2	3	(33.3)
Advertising ($m)	2	2	—	1	1	—
Other operating costs ($m)	16	18	(11.1)	9	8	12.5

	44	46	(4.3)	23	22	4.5

Depreciation and amortisation
Depreciation ($m)	5	6	(16.7)	2	3	(33.3)
Amortisation of goodwill ($m)	31	26	19.2	16	13	23.1

	36	32	12.5	18	16	12.5

Personnel numbers
Total staff at 31 December	257	244	5.3

Corporate revenue consists of dividend income of $1 million for HY 2004-05 compared to dividend income of $2 million for HY 2003-04.

Operating expenses decreased by $2 million (4.3%) for HY 2004-05 as increased labour costs have been offset by lower computer and other costs (principally consultants and insurance).

Amortisation expense has increased by $5 million (19.2%) for HY 2004-05 and $3 million for Q2 2004-05, primarily as a result of the commencement of amortisation of goodwill arising from the acquisitions of Gen-i and Computerland.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense of $148 million for HY 2004-05 decreased by $30 million (16.9%) compared to HY 2003-04. This reflects a reduction in net interest costs due to lower net debt levels, as operating cash flows have been utilised to reduce debt and acquire short-term investments in anticipation of future term debt maturities. Net debt reduced from $4,116 million at 31 December 2003 to $3,725 million at 31 December 2004.

TAXATION (CONSOLIDATED)

Income tax expense for HY 2004-05 of $197 million has increased by $8 million (4.2%) compared to HY 2003-04. The effective tax rate was 33.4% for HY 2004-05, compared to 34.1% for HY 2003-04. The gain on sale of the retail stores and the gain on buyback of convertible notes in the current period and the gain on sale of Sky in the previous period were not subject to tax.

The effective tax rate for the adjusted result (adjusting for abnormal items) is 34.0% for HY 2004-05 and 35.9% for HY 2003-04. The rate in the current period is lower than the rate in the prior period, due to the recognition of previously unrecognised tax losses and non-assessable income in offshore subsidiaries. The effective tax rate in both periods is impacted by the amortisation of goodwill for accounting purposes which is not deductible for tax purposes.

CAPITAL EXPENDITURE

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
NZ Wired
Growth	102	72	41.7	58	36	61.1
Upgrades and replacements	44	28	57.1	29	19	52.6
New Investment
Product development	5	7	(28.6)	3	4	(25.0)
New network capability	16	11	45.5	8	2	300.0
New IS capability	30	19	57.9	14	13	7.7

Total New Investment	51	37	37.8	25	19	31.6

Total NZ Wired	197	137	43.8	112	74	51.4
NZ Wireless	53	23	130.4	40	15	166.7
International	6	16	(62.5)	3	13	(76.9)
Australian Operations	53	35	51.4	28	20	40.0
Corporate and Other	8	8	—	4	6	(33.3)

	317	219	44.7	187	128	46.1

Total capital expenditure of $317 million for HY 2004-05 increased by $98 million (44.7%) compared to HY 2003-04 with increased expenditure in all business areas except International and Corporate.

The NZ Wired investment-for-growth for HY 2004-05 of $102 million increased by $30 million (41.7%) over HY 2003-04. This increase is driven largely by increased demand and coverage of broadband services. Growth covers those capital costs directly associated with meeting demand for, and extending coverage of, existing products and services. This includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

NZ Wired upgrades and replacements investment for HY 2004-05 of $44 million increased by $16 million (57.1%) over HY 2003-04. This increase is driven largely by planned increased activity, including the purchase rather than lease of Data Centre equipment. Upgrades and replacements include capital expenditure not directly associated with meeting growth or development of new capabilities. Upgrades and replacements includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, cellphones for staff use and Telecom’s own internal voice and data networks. Capital costs incurred by Telecom in acquiring and refreshing client networks included in managed ICT solutions are also included in this category.

NZ Wired investment in new capabilities for HY 2004-05 of $51 million increased by $14 million (37.8%) over HY 2003-04. This increase is primarily due to ongoing development and deployment of new network and IT infrastructure. New investment involves the development of new products and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability). The increase in new capabilities reflects the increasing investment in new products supported and enabled by investment in the next generation network and IS platforms.

NZ Wireless investment for HY 2004-05 of $53 million increased by $30 million (130.4%) over HY 2003-04. This increase is due to the rollout of enhanced mobile CDMA developments, and the build-out of the EV-DO 3G mobile network upgrade.

International investment for HY 2004-05 of $6 million reduced by $10 million (62.5%) over HY 2003-04. This reduction reflects the purchase of Southern Cross Cable capacity in November 2003.

Australian Operations investment for HY 2004-05 of $53 million increased by $18 million (51.4%) over HY 2003-04. The increase was driven by increased call centre functionality and IT platform development to enable future growth and additional functionality.

For the year ended 30 June 2005, Telecom currently expects total capital expenditure of approximately $700 million. Of this amount, approximately $430 million relates to NZ Wired, $105 million to NZ Wireless, $35 million to International, $105 million to Australian Operations and $25 million to Corporate and Other. The upward movement in the total of $50 million compared to the figure advised in November 2004 is due largely to capital expenditure associated with the purchase of previously leased Data Centre equipment on top of growth driven investment in NZ Wired.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 62.2% at 31 December 2004, compared to 67.4% at 31 December 2003 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction or the purchase of short-term investments (which will in turn be used to retire long-term debt as this becomes due).

Net debt was $3,725 million at 31 December 2004, a reduction of $31 million from net debt at 30 June 2004 of $3,756 million. A further reduction in debt is possible given the strength of operating cash flows and as a result Telecom may, from time-to-time, repurchase some of its existing long-term debt prior to its scheduled maturity.

Cash Flows

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Cash was provided from/(applied to):

Cash received from customers	2,799	2,657	5.3	1,415	1,305	8.4
Payments to suppliers and employees	(1,729)	(1,515)	14.1	(814)	(704)	15.6
Net interest paid	(157)	(192)	(18.2)	(120)	(130)	(7.7)
Tax paid	(101)	(124)	(18.5)	(100)	(123)	(18.7)
Other operating cash flows	1	2	(50.0)	—	—	—

Net operating cash flows	813	828	(1.8)	381	348	9.5

Net purchase of fixed assets	(341)	(270)	26.3	(196)	(130)	50.8
Net purchase of short-term investments	(123)	(277)	(55.6)	(56)	(179)	(68.7)
Purchase of subsidiaries	(84)	—	NM	(2)	—	NM
Net (purchase)/sale of long-term investments	(2)	154	(101.3)	(1)	157	(100.6)

Net investing cash flows	(550)	(393)	39.9	(255)	(152)	67.8

Proceeds from/(repayment of) debt	21	(225)	(109.3)	35	(23)	(252.2)
Dividends paid	(375)	(137)	173.7	(193)	(73)	164.4
Contributed capital	16	3	433.3	11	1	1,000.0

Net financing cash flows	(338)	(359)	(5.8)	(147)	(95)	54.7

Net cash flow	(75)	76	(198.7)	(21)	101	(120.8)

NM = Not a Meaningful Comparison

Net cash flows from operating activities were $813 million for HY 2004-05, a decrease of $15 million (1.8%) from the prior period. This was due to increased payments to suppliers and employees partly offset by higher cash receipts from customers and lower interest and tax payments compared to the prior period. Movements in working capital, particularly a decrease in accounts payable, have adversely impacted operating cash flow in the current period.

The net cash outflow for investing activities was $550 million for HY 2004-05, an increase of $157 million (39.9%) from the prior period. The increased outflows mainly reflects the purchase of subsidiaries Gen-i and Computerland and increased purchases of fixed assets in the current period compared to the sale of Telecom’s investment in Sky Network Television Limited in the HY 2003-04. The increased cash flow was partly offset by lower outflows for the purchase of short-term investments compared to the prior period.

The net cash outflow for financing activities was $338 million for HY 2004-05, a decrease of $21 million (5.8%) compared to HY 2003-04. The decrease in financing cash outflows was due primarily to decreased repayment of debt compared to the prior period, partly offset by an increase in the dividend paid as a consequence of the revised dividend policy.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Review of the Telecommunications Act 2001

The Minister of Communications, Hon Paul Swain, announced in October 2004 that the Government is to undertake a review of the Telecommunications Act 2001. A discussion document was released by the Ministry of Economic Development in November 2004.

The primary purpose of the review is stated to be fine-tuning and, where necessary, provide clarification of processes under the Act.

The following have been identified as areas where improvements can be made:

•	speed of resolution of key terms and conditions for supply of regulated services, including monitoring and enforcement issues

•	certainty and speed of processes for adding or altering regulated services

•	clarifying aspects of the TSO process

•	addressing a number of other implementation issues such as clarifying definitions, interpretations and information disclosure requirements that support World Trade Organisation commitments.

The implementation review is expected to identify both potential legislative and non-legislative initiatives that could improve achievement of the Act’s objectives, including the promotion of competition for the long-term benefit of end-users of telecommunications services.

Mobile termination rates

The Commerce Commission is undertaking an investigation under the Telecommunications Act 2001 into whether mobile phone call termination rates in New Zealand should be regulated.

The Commission commenced the investigation in May 2004 after considering complaints that a potential lack of competition in the wholesale market for terminating mobile calls may be resulting in unreasonably high charges for fixed-to-mobile calls.

The Commission issued a Draft Report in October 2004 in which it recommended regulating the mobile termination price for voice calls on existing mobile networks.

The Commission excluded 3G networks from the draft recommendation citing the potentially damaging effects of delayed or reduced investment. However, it is not yet clear what the Commission intends to be covered by the 3G exclusion.

A public hearing will be held in late February with a final report to follow.

Final Pricing Principles – Wholesaling and Interconnection

The Commerce Commission is currently working through the final pricing principles for residential and business Wholesale and Interconnection.

The interconnection price is the charge payable by one carrier to the other for handling various calls between the two networks. This includes the local end of toll calls, toll free calls and fixed to mobile calls. A draft report in relation to interconnection is expected in early 2005.

In relation to business and residential wholesale, an issues paper on avoided costs saved has been released and commented upon. The Commission is yet to advise as to further progression of these final price reviews.

Calculating Telecommunication Service Obligations Losses

In June 2004 the Commerce Commission released its draft determination on the calculation of Telecom’s net cost of complying with the telecommunication service obligations (TSO) for the period 1 July 2002 to 30 June 2003. The Commission used the same methodology to calculate the net TSO cost for 2002/03 as was used to produce the final TSO figure for 2001/02. The Commission has calculated the cost for that year to be $62.6 million. A conference on the draft determination was held in mid-August, with the final determination expected in early 2005.

The cost will be apportioned between Telecom, TelstraClear Limited, WorldxChange Communications Limited, Vodafone New Zealand Limited, CallPlus Limited, Compass Communications Limited, Teamtalk Limited, The Internet Group Limited (ihug) and Equant New Zealand Limited, in proportion to their net revenues.

In February 2004 Vodafone lodged papers in the High Court seeking leave to appeal the Commission’s interpretation of “revenue” in the TSO determination. Because the application was late, Vodafone did not have an automatic right to have its appeal heard. Leave to appeal was declined, however Vodafone has another opportunity to litigate the same issues during the current TSO determination process. As the issues remain contentious, and the Commission’s views have not changed, Telecom expects further litigation following the release of the final calculation for the year ended 30 June 2003.

Unbundled Bitstream Service - UBS

In October 2004 Telecom released, as a result of the local loop unbundling investigation, the first UBS product. Telecom is currently working towards providing a range of higher specification UBS services in 2005.

TelstraClear has however applied to the Commerce Commission for a determination on UBS services. Submissions on this application were made in December 2004 and a draft determination is currently expected from the Commission in early 2005.

Unbundled Partial Circuits (UPC)

In early October 2004 the Commission issued a press release indicating that it accepted that Telecom was complying with the undertakings made to the Commission in respect of the pricing of UPC. Consequently the Commission has concluded that there is currently no reason to investigate whether further unbundling of Telecom’s data networks is required.

Number Portability

In December 2004 the Commerce Commission released a draft determination on the cost allocations for Number Portability, indicating:

•	Industry common set-up costs of local and cellular number portability should be allocated amongst all providers of local and/or cellular telephone services respectively in line with market share, measured by subscriber numbers.

•	Operator specific costs should be borne by each operator.

•	Per-line set up costs should be recoverable by a donor network operator from a recipient network operator.

•	Additional call conveyance costs will be borne by the operator, with no charges for call carriage.

In December 2004 Vodafone, TelestraClear and Telecom applied to the Commerce Commission for a determination on the functions and standards required for Number Portability. This determination essentially provides a mechanism for the Commerce Commission to approve the codes developed by the Telecommunications Carriers Forum, making the codes legally enforceable.

Telecom Proceedings Issued

In October 2004 Telecom issued proceedings in the High Court asking for the meaning of some provisions of the Telecommunications Act to be clarified, in order to guide future determinations by the Commerce Commission and also to clarify whether the Commission could backdate pricing reviews. The issue on backdating will be heard in February 2005 and the remainder later in 2005.

Telecom is not seeking to appeal any determinations. The proceedings are narrowly focused and target Telecom’s concern that future determinations could go beyond the purpose of the legislation in the way that some services are defined.

Commerce Act Investigations

In December 2004, the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anticompetitive. If the Commission determines that Telecom has been acting anti-competitively it could issue proceedings seeking a declaration as to Telecom’s anticompetitive behaviour, a pecuniary penalty, an injunction restraining Telecom from engaging further in the conduct and costs. It is unclear when the Commission’s investigation will be completed.

Also in December 2004, the Commerce Commission advised Telecom that it had commenced a formal investigation under sections 27 and 36 of the Commerce Act into Telecom’s Health Express products. The Commission alleges that Telecom has used its market power to eliminate a competitor from the market. The Commission has served a statutory demand on Telecom seeking information and documents relating to Telecom’s behaviour and pricing around the Health Express products. The Commission may issue proceedings seeking a pecuniary penalty and an injunction restraining Telecom from impugned conduct. It is unclear when the Commission’s investigation will be completed.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 31 December 2004, Telecom held Southern Cross capacity with a book value of approximately $340 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately $24 million over the next three months.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of $92 million (including accrued interest). Telecom has also provided contingent credit support of up to US$53 million in favour of SCCN’s senior bank syndicate.

Telecom’s contingent credit support will continue to reduce as additional market sales are made or other amounts are applied by SCCN towards the repayment of the portion of SCCN’s senior bank debt secured by the contingent credit support. Telecom will earn support fees, payable by SCCN, commensurate with its level of contingent credit support.

As at 31 December 2004, SCCN was capitalised via US$30 million of shareholders’ equity and had US$130 million of shareholder advances and US$125 million of senior bank debt. SCCN also held cash reserves of approximately US$29 million. SCCN expects to collect up to US$49 million from scheduled receipts against previously committed capacity sales.

Overcapacity has been a significant issue in the market for international bandwidth. Recent increases in broadband penetration rates in Australia and New Zealand have seen an acceleration in the usage of international bandwidth. It is uncertain whether the recent improvements in utilisation rates will be sustained on an ongoing basis, however there is potential for an improvement in the outlook for Southern Cross.

Acquisition Of TCNZ Australia Minority Interest

In November 2004 Telecom acquired the 5% shareholding in TCNZ Australia Pty Limited that was previously held by the Commonwealth Bank of Australia. This shareholding was acquired for a nominal sum, equal to the amount received for the shares when originally issued to the bank.

Sale of Intelsat Stake

In January 2005, Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat’s existing shareholders (including Telecom which owns approximately a 0.5% stake) will receive US$18.75 per share in return for their shares. Telecom expects to receive approximately NZ$22 million (at current exchange rates) for the sale of its stake in Intelsat. This will result in a gain on sale of approximately $8 million, which will be recorded in Q3 2004-05.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire.

Bundled customer - A bundled customer has a pre-selected voice service plus either a mobile, internet or pay-TV service with AAPT.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

EV-DO (Evolution Data Optimised) - A 3G mobile technology that delivers maximum theoretical data speeds of 2.4 Mbit/s, with speeds typically averaging 500 kbits/s in practice.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

Full service customer - Voice customers can be either pre-select (long distance only) or full service (long distance plus rebill of Telstra supplied services, namely line rental, local calls, etc.).

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

VoIP (Voice over Internet Protocol) - The delivery of voice information using IP. Voice information is sent in digital form in discrete packets, rather than in the circuit committed protocols of the PSTN.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

	Half year ended 31 December				Variation 2004:2003
(in NZ$ millions, except percentages)	2004	%	2003	%	$	%
Operating Revenues

Local Services	554	19.8	563	21.1	(9)	(1.6)
Calling
National	506	18.1	536	20.0	(30)	(5.6)
International	171	6.1	183	6.8	(12)	(6.6)
Other	14	0.5	17	0.6	(3)	(17.6)

	691	24.7	736	27.5	(45)	(6.1)

Interconnection	100	3.6	97	3.6	3	3.1
Cellular and other mobile	420	15.0	410	15.3	10	2.4
Data, internet and solutions
Data	376	13.4	353	13.2	23	6.5
Internet	113	4.0	113	4.2	—	—
Solutions	146	5.2	22	0.8	124	563.6

	635	22.7	488	18.2	147	30.1

Other operating revenues
Resale	167	6.0	153	5.7	14	9.2
Directories	105	3.8	101	3.8	4	4.0
Equipment	34	1.2	36	1.3	(2)	(5.6)
Miscellaneous other	75	2.7	60	2.2	15	25.0
Dividend from investments	1	0.0	2	0.1	(1)	(50.0)

	382	13.7	352	13.2	30	8.5

Total operating revenues	2,782	99.5	2,646	99.0	136	5.1

Abnormal revenue	15	0.5	28	1.0	(13)	(46.4)

Total revenue	2,797	100.0	2,674	100.0	123	4.6

Operating expenses
Labour	368	13.2	292	10.9	76	26.0
Cost of Sales	828	29.6	755	28.2	73	9.7
Other operating expenses	481	17.2	483	18.1	(2)	(0.4)

Total operating expenses	1,677	60.0	1,530	57.2	147	9.6

EBITDA*	1,120	40.0	1,144	42.8	(24)	(2.1)

Depreciation and amortisation	383	13.7	411	15.4	(28)	(6.8)

Earnings from operations	737	26.3	733	27.4	4	0.5

Net Interest expense	(148)	(5.3)	(178)	(6.7)	30	(16.9)

Earnings before income tax	589	21.1	555	20.8	34	6.1

Income tax expense	(197)	(7.0)	(189)	(7.1)	(8)	4.2

Net earnings after income tax	392	14.0	366	13.7	26	7.1
Minority interest in profits of subsidiaries	(1)	(0.0)	(1)	(0.0)	—	—

Net earnings	391	14.0	365	13.6	26	7.1

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

The following supplementary segmental table summarises the performances of the Wired, Wireless and International segments comprising New Zealand Operations. As these segments are fully integrated within New Zealand Operations this does not therefore attempt to present the Wired, Wireless and International businesses as stand-alone entities.

	Half year ended 31 December 2004
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	1,621	387	71	—	2,079
Internal revenue	4	—	104	(71)	37

	1,625	387	175	(71)	2,116

External expenses
Labour	(220)	(19)	(12)	—	(251)
Cost of sales	(183)	(179)	(78)	—	(440)
Other operating expenses	(262)	(64)	(15)	—	(341)
Depreciation	(182)	(50)	(32)	—	(264)
Amortisation	—	(4)	—	—	(4)
Internal expenses	(70)	—	(13)	71	(12)

	(917)	(316)	(150)	71	(1,312)

Earnings from operations	708	71	25	—	804

	Half year ended 31 December 2003
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	1,494	333	78	—	1,905
Internal revenue	11	2	104	(87)	30

	1,505	335	182	(87)	1,935

External expenses
Labour	(157)	(18)	(11)	—	(186)
Cost of sales	(118)	(127)	(82)	—	(327)
Other operating expenses	(254)	(61)	(15)	—	(330)
Depreciation	(189)	(71)	(34)	—	(294)
Amortisation	—	(4)	—	—	(4)
Internal expenses	(74)	—	(23)	87	(10)

	(792)	(281)	(165)	87	(1,151)

Earnings from operations	713	54	17	—	784

	Quarter ended 31 December 2004
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	811	200	36	—	1,047
Internal revenue	2	—	53	(38)	17

	813	200	89	(38)	1,064

External expenses
Labour	(114)	(10)	(6)	—	(130)
Cost of sales	(93)	(96)	(38)	—	(227)
Other operating expenses	(130)	(34)	(7)	—	(171)
Depreciation	(92)	(24)	(16)	—	(132)
Amortisation	—	(2)	—	—	(2)
Internal expenses	(37)	—	(7)	38	(6)

	(466)	(166)	(74)	38	(668)

Earnings from operations	347	34	15	—	396

	Quarter ended 31 December 2003
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	746	171	38	—	955
Internal revenue	5	1	53	(44)	15

	751	172	91	(44)	970

External expenses
Labour	(81)	(10)	(5)	—	(96)
Cost of sales	(59)	(67)	(41)	—	(167)
Other operating expenses	(126)	(32)	(7)	—	(165)
Depreciation	(94)	(33)	(16)	—	(143)
Amortisation	—	(2)	—	—	(2)
Internal expenses	(38)	—	(11)	44	(5)

	(398)	(144)	(80)	44	(578)

Earnings from operations	353	28	11	—	392

Wired

Wired earnings from operations decreased by $5 million for HY 2004-05 and $6 million for Q2 2004-05 compared with the corresponding periods in the prior year.

Wired external revenues increased by $127 million (8.5%) for HY 2004-05 and $65 million (8.7%) for Q2 2004-05 compared with the corresponding periods in the prior year. Included in this revenue growth was revenue from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004) of $115 million for HY 2004-05 and $59 million for Q2 2004-05 respectively. Excluding Gen-i and Computerland, Wired revenue grew $12 million for the HY 2004-05 and $6 million for Q2 2004-05, with growth in data, interconnection and other revenue partly offset by declining calling revenues.

Total expenses increased by $125 million (15.8%) for HY 2004-05 and $68 million for Q2 2004-05 compared with the corresponding periods in the prior year, largely due to costs associated with the Gen-i and Computerland acquisitions, cost of sales associated with increased Jetstream connections, increases in labour and miscellaneous other operating costs, partly offset by lower depreciation costs.

Wireless

Wireless earnings from operations increased by $17 million for HY 2004-05 and $6 million for Q2 2004-05 compared with the corresponding periods in the prior year.

Wireless external revenues increased by $54 million (16.2%) for HY 2004-05 and $29 million (17.0%) for Q2 2004-05 compared with the corresponding periods in the prior year due to strong growth in data revenues through higher data volumes, voice revenues resulting from a higher connection base, higher handset sales and higher interconnection revenues from increased data volumes.

Total expenses increased by $35 million (12.5%) for HY 2004-05 and $22 million (15.3%) for Q2 2004-05 compared with the corresponding periods in the prior year, largely due to higher cost of sales, interconnect costs associated with increased data volumes and higher handset sales. These were partly offset by a lower depreciation cost due to the impairment taken on the TDMA network in Q4 2003-04.

International

International earnings from operations increased by $8 million for HY 2004-05 and $4 million for Q2 2004-05 compared with the corresponding periods in the prior year.

International revenues decreased by $7 million (3.8%) for HY 2004-05 and $2 million (2.2%) for Q2 2004-05 compared with the corresponding periods in the prior year with inwards calling revenue declining due to lower average prices and the net external margin from transit traffic declining due to lower average prices reflecting the stronger New Zealand dollar and the impact of competition. For Q2 2004-05, stronger transit volume growth more than offset the impact of lower average prices, resulting in overall transit margin growth.

Total expenses decreased by $15 million (9.1%) for HY 2004-05 and $6 million (7.5%) for Q2 2004-05 compared with the corresponding periods in the prior year. The current year decline is largely due to lower depreciation costs resulting from a reduction in accelerated depreciation on international cables and lower internal expenses resulting from a rationalisation of internal trading arrangements (which is offset by lower internal revenue in Wired and Wireless).

Australian Consumer segment results in New Zealand dollars

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues
Calling	117	121	(3.3)	59	61	(3.3)
Cellular and other mobile	61	93	(34.4)	29	46	(37.0)
Data and internet	9	6	50.0	5	3	66.7
Resale	149	132	12.9	76	69	10.1

	336	352	(4.5)	169	179	(5.6)

Operating expenses
Labour	6	6	—	3	3	—
Cost of sales	213	228	(6.6)	105	115	(8.7)
Other operating expenses	38	47	(19.1)	17	23	(26.1)
Internal expenses	5	5	—	3	2	50.0

	262	286	(8.4)	128	143	(10.5)

Segment Contribution	74	66	12.1	41	36	13.9

Australian Business segment results in New Zealand dollars

	Half year ended 31 December			Quarter ended 31 December
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues
Local service	21	25	(16.0)	10	12	(16.7)
Calling	117	119	(1.7)	58	59	(1.7)
Cellular and other mobile	14	18	(22.2)	7	10	(30.0)
Interconnection	22	28	(21.4)	12	12	—
Internet and data	133	143	(7.0)	65	73	(11.0)
Resale	18	21	(14.3)	9	10	(10.0)
Other operating revenue	41	34	20.6	24	16	50.0
Internal revenue	10	12	(16.7)	5	7	(28.6)

	376	400	(6.0)	190	199	(4.5)

Operating expenses
Labour	29	33	(12.1)	13	14	(7.1)
Cost of sales	175	201	(12.9)	87	98	(11.2)
Other operating expenses	25	25	—	12	11	9.1
Internal expenses	30	26	15.4	13	12	8.3

	259	285	(9.1)	125	135	(7.4)

Segment Contribution	117	115	1.7	65	64	1.6

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

PRELIMINARY SIX MONTHS REPORT ANNOUNCEMENT

TELECOM CORPORATION OF NEW ZEALAND LIMITED

For the six months ended 31 December 2004

(referred to in this report as the “six months”)

Preliminary six months report on consolidated results (including the results for the previous corresponding six months) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note [X] attached] and is based on unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

			*Consolidated Statement Financial Performance
			Current SIX MONTHS $NZ’000	*Up/Down %	Previous corresponding SIX MONTHS $NZ’000
1	CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

1.1	OPERATING REVENUE
	(a)	Trading Revenue	2,782,000	5.1%	2,646,000
	(b)	Other Revenue	15,000	(46.4)%	28,000
	(c)	Total Operating Revenue	2,797,000	4.6%	2,674,000
1.2	OPERATING *SURPLUS BEFORE TAXATION		589,000	6.1%	555,000
	(a)	Less taxation on operating result	(197,000)	4.2%	(189,000)
1.3	OPERATING *SURPLUS AFTER TAX		392,000	7.1%	366,000
	(a)	Extraordinary Items after Tax [detail in Item 3]	—		—
	(b)	Unrealised net change in value of investment properties	—		—
1.4	NET *SURPLUS FOR THE PERIOD		392,000	7.1%	366,000
	(a)	Net *Surplus attributable to minority interests	(1,000)		(1,000)
1.5	NET SURPLUS ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER		391,000	7.1%	365,000

			*Consolidated Statement of Financial Performance
			Current SIX MONTHS $NZ’000	Previous corresponding SIX MONTHS $NZ’000
2	DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/SIX MONTHS

2.1	INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
	(a)	Interest revenue included in Item 1.2	16,000	7,000
	(b)	# Unusual items for separate disclosure (gain/loss) (detail - Item 3)	—	—
	(c)	Equity earnings (gain/loss) (detail - Item 16)	—	—
	(d)	Interest expense included in Item 1.2 (include all forms of interest, etc)	(164,000)	(185,000)
	(e)	Leasing and renting expenses	26,000	26,000
	(f)	Depreciation	347,000	377,000
	(g)	Diminuton in the value of assets (other than depreciation)	—	—
	(h)	Amortisation of goodwill	34,000	33,000
	(i)	Amortisation of other intangible assets	2,000	1,000
	(j)	Impairment of goodwill	—	—
	(k)	Impairment of other intangible assets	—	—

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

			Consolidated Statement of Financial Performance
			Current SIX MONTHS $NZ’000	Previous corresponding SIX MONTHS $NZ’000
2.2	SUPPLEMENTARY ITEMS
	(a)	# Interest costs excluded from Item 2.1(d) and capitalised	(4,000)	(4,000)
	(b)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	—	—
	(c)	Unrecognised differences between the carrying value and market value of publicly traded investments	67,000	43,000

#	Items marked in this way need to be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

		Group - Current Half Year
		Operating Revenue $NZ’000	Operating Surplus $NZ’000
3	DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP

	DETAILS AND COMMENTS
	Discontinued Activities:

	(Disclose Operating Revenue and Operating Surplus)

	TOTAL DISCONTINUED ACTIVITIES

	Material Unusual (including Non Recurring) Items (included in 1.2)

	Description:
	Sale of Telecom retail stores	10,000	10,000
	Gain on repurchase of convertible notes	5,000	5,000

	TOTAL MATERIAL NON RECURRING ITEMS	15,000	15,000

	Extraordinary Items (Ref. Item 1.3(a))

	Description:

	TOTAL EXTRAORDINARY ITEMS

			Statement of Movements In Equity
			Current SIX MONTHS $NZ’000	Previous corresponding SIX MONTHS $NZ’000
4	STATEMENT OF MOVEMENTS IN EQUITY

4.1	*NET SURPLUS ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER		391,000	365,000
	(a)	*Net Surplus attributable to minority interest	1,000	1,000
4.2	OTHER RECOGNISED REVENUE AND EXPENSES
	(a)	*Increases (decreases) in revaluation reserves	—	—
	(b)	Currency Translation Differences	(34,000)	(41,000)
	(c)	Minority interest in other recognised revenue and expenses	—	—
4.3	TOTAL RECOGNISED REVENUES AND EXPENSES		358,000	325,000
4.4	OTHER MOVEMENTS
	(a)	Contributions by Owners	63,000	89,000
	(b)	Distributions to Owners	(366,000)	(194,000)
	(c)	Other	—	—
4.5	EQUITY AT BEGINNING OF SIX MONTHS*		2,208,000	1,767,000
4.6	EQUITY AT END OF SIX MONTHS		2,263,000	1,987,000

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

Earnings Per Security
			Current SIX MONTHS $NZ		Previous corresponding SIX MONTHS $NZ
5	EARNINGS PER SECURITY
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	(a)	Basic EPS		0.201	0.191
	(b)	Diluted EPS (if materially different from (a))		N/A	N/A

6	MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attached):
	(a)	Name of subsidiary or group of subsidiaries
	(b)	Percentage of ownership acquired
	(c)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

	(d)	Date from which such contribution has been calculated
$

7	MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)
	(a)	Name of subsidiary or group of subsidiaries
	(b)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

	(c)	Date from which such contribution has been calculated
	(d)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the SIX MONTHS
	(e)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary	$

8	REPORTSFOR INDUSTRY AND GEOGRAPHICAL SEGMENTS - Refer Annexure 1

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/ /full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report:

SEGMENTS
Industry
• Operating revenue:
• Sales to customers outside the group
• Intersegment sales
• Unallocated revenue
• Total revenue [consolidated total equal to Item 1.1(c) above]
• Segment result
• Unallocated expenses
• Operating surplus (Deficit) after tax (Item 1.3)
• Segment assets
• Unallocated assets
• Total assets (Equal to Item 9.3)

Geographical
• Operating revenue:
• Sales to customers outside the group
• Intersegment sales
• Unallocated revenue
• Total revenue [consolidated total equal to Item 1.1(c) above]
• Segment result
• Unallocated expenses
• Operating surplus (Deficit) after tax (Item 1.3)
• Segment assets
• Unallocated assets
• Total assets (Equal to Item 9.3)

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

(Note (VIII) attached has particular relevance for the preparation

			Consolidated Statement of Financial Position
			At end of current SIX MONTHS $NZ’000	As shown in last Annual Report $NZ’000	At end of previous SIX MONTHS $NZ’000
9	CURRENT ASSETS:
	(a)	Cash	163,000	238,000	196,000
	(b)	Trade receivables	594,000	564,000	554,000
	(c)	Investments	374,000	247,000	344,000
	(d)	Inventories	61,000	50,000	62,000
	(e)	Other assets, current	388,000	407,000	353,000
		TOTAL CURRENT ASSETS	1,580,000	1,506,000	1,509,000
9.1	NON-CURRENT ASSETS
	(a)	Trade receivables	—	—	—
	(b)	Investments	686,000	767,000	802,000
	(c)	Inventories	—	—	—
	(d)	Property, plant and equipment	4,276,000	4,312,000	4,470,000
	(e)	Goodwill	906,000	875,000	947,000
	(f)	Deferred Taxation Assets		—	—
	(g)	Other Intangible Assets	38,000	40,000	37,000
	(h)	Other assets, non current	—	—	—
9.2	TOTAL NON-CURRENT ASSETS		5,906,000	5,994,000	6,256,000
9.3		TOTAL ASSETS	7,486,000	7,500,000	7,765,000
9.4	CURRENT LIABILITIES
	(a)	Trade Creditors	554,000	620,000	706,000
	(b)	Income in advance, current	—	—	—
	(c)	Secured loans	—	—	—
	(d)	Unsecured loans	1,139,000	803,000	449,000
	(e)	Provisions, current		—	—
	(f)	Other liabilities, current	292,000	311,000	289,000
		TOTAL CURRENT LIABILITIES	1,985,000	1,734,000	1,444,000
9.5	NON-CURRENT LIABILITIES
	(a)	Accounts payable, non-current	—	—	—
	(b)	Secured loans	—	—	—
	(c)	Unsecured loans	3,123,000	3,438,000	4,207,000
	(d)	Provisions, non-current	—	—	—
	(e)	Deferred Taxation Liability, non-current	115,000	120,000	127,000
	(f)	Other liabilities, non-current	—	—	—
9.6	TOTAL NON-CURRENT LIABILITIES		3,238,000	3,558,000	4,334,000
9.7		TOTAL LIABILITIES	5,223,000	5,292,000	5,778,000
9.8		NET ASSETS	2,263,000	2,208,000	1,987,000
9.9	SHAREHOLDERS’ EQUITY
	(a)	Share capital (optional)	1,932,000	1,871,000	1,797,000
	(b)	Reserves (optional) (i) Revaluation reserve	—	—	—
		(ii) Other reserves	(322,000)	(288,000)	(284,000)
	(c)	Deferred compensation	4,000	2,000	1,000
	(d)	Retained Surplus	643,000	620,000	472,000
9.10	SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER		2,257,000	2,205,000	1,986,000
	(a)	Minority equity interests in subsidiaries	6,000	3,000	1,000
9.1	TOTAL SHAREHOLDERS’ EQUITY		2,263,000	2,208,000	1,987,000
	(a)	Returns on Assets (%) (EBIT divided by Total Assets)*	19.7%	18.9%	19.0%
	(b)	Return on Equity (%) (Net Income divided by Shareholders’ Equity)*	34.6%	34.2%	36.8%
	(c)	Debt to Equity Ratio (%) (Total Liabilities divided by
		Shareholders’ Equity)	230.8%	239.7%	290.8%

*	Ratios for the six month periods have been annualised

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

			Consolidated Statement SIX MONTHS
			Current SIX MONTHS $NZ’000	Corresponding SIX MONTHS $NZ’000
	(See Note (IX) attached )
10	CASH FLOWS RELATING TO OPERATING ACTIVITIES

	(a)	Receipts from customers	2,799,000	2,657,000
	(b)	Interest received	11,000	7,000
	(c)	Dividends received	1,000	2,000
	(d)	Payments to suppliers and employees	(1,729,000)	(1,515,000)
	(e)	Interest paid	(168,000)	(199,000)
	(f)	Income taxes paid	(101,000)	(124,000)
	(g)	Other cash flows relating to operating activities	—	—
		NET OPERATING FLOWS	813,000	828,000

	(See Note (IX) attached )
11	CASH FLOWS RELATING TO INVESTING ACTIVITIES
	(a)	Cash proceeds from sale of property, plant and equipment	1,000	3,000
	(b)	Cash proceeds from sale of equity investments	—	157,000
	(c)	Loans repaid by other entities		—
	(d)	Cash paid for purchases of property, plant and equipment	(338,000)	(269,000)
	(e)	Interest paid - capitalised	(4,000)	(4,000)
	(f)	Cash paid for purchases of equity investments	(86,000)	(3,000)
	(g)	Loans to other entities	—	—
	(h)	Other cash flows relating to investing activities	(123,000)	(277,000)
		NET INVESTING CASH FLOWS	(550,000)	(393,000)

	(See Note (IX) attached )
12	CASH FLOWS RELATED TO FINANCING ACTIVITIES
	(a)	Cash proceeds from issue of shares, options, etc.	16,000	3,000
	(b)	Borrowings	21,000	—
	(c)	Repayment of borrowings	—	(225,000)
	(d)	Dividends paid	(375,000)	(137,000)
	(e)	Other cash flows relating to financing activities	—	—
		NET FINANCING CASH FLOWS	(338,000)	(359,000)

	(See Note (IX) attached )
13	NET INCREASE (DECREASE IN CASH HELD)		(75,000)	76,000
	(a)	Cash at beginning of SIX MONTHS	238,000	120,000
	(b)	Exchange rate adjustments to Item 12.3(a) above	—	—

	(c)	Cash at end of SIX MONTHS	163,000	196,000

14	NON-CASH FINANCING AND INVESTING ACTIVITIES
	Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows:

15	RECONCILIATION OF CASH
	For the purposes of the above Statement of cash flows, cash includes:

			Current SIX MONTHS NZ$’000	Previous Corresponding SIX MONTHS NZ$’000
	SIX MONTHS as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:
	Cash on hand and at bank		163,000	196,000
	Deposits at call		—	—
	Bank overdraft		—	—
	Other (provide details eg Term Deposits		—	—
	SIX MONTHS (Item 13(c) above)		163,000	196,000

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

16	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group’s share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1	GROUP SHARE OF RESULTS OF ASSOCIATES

Equity Earnings
		Current SIX MONTHS $NZ’000	Previous corresponding SIX MONTHS $NZ’000
(a)	OPERATING *SURPLUS (DEFICIT) BEFORE TAX	—	—
(b)	Less tax	—	—
(c)	OPERATING *SURPLUS (DEFICIT) AFTER TAX	—	—
	(i) Extraordinary items	—	—
(d)	NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	—	—

16.2	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a)	The group has a material (from group’s viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of SIX MONTHS		Contribution to net *surplus (deficit) (Item 1.5)
	Current SIX MONTHS	Previous Corresponding SIX MONTHS	Current SIX MONTHS NZ$’000	Previous Corresponding SIX MONTHS NZ$’000
			Equity Accounted in current year
Equity Accounted Associates
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
AOL|7 Pty Limited	—	33%	—	—
Aurora Energy AAPT Pty Limited	33%	33%	—	—

			Not Equity Accounted in current year
Other Material Interests

(b)	Investments in Associates

	Current SIX MONTHS $NZ’000	Previous Corresponding SIX MONTHS $NZ’000
Carrying value of investments in associates beginning of half year/ full year	—	—
Share of changes in associates’ post acquisition surpluses/and reserves:
- Retained surplus	—	—
- Reserves	—	—
Net goodwill amortisation and impairment adjustments in the period	—
Less Dividends received in the period	—	—
SIX MONTHS	—	—
SIX MONTHS

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

17	SIX MONTHS

Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully paid)
PREFERENCE SHARES:
# (Description) “Kiwi Share”	1
issued during current full year

	1

ORDINARY SHARES:

Opening balance	1,936,947,744
issued during current full year	11,014,534

	1,947,962,278

CONVERTIBLE NOTES

issued during current full year	—
	$150 million

	Issued	Quoted	Weighted average Exercise Price	Expiry Date
OPTIONS:
issued during current full year	5,241,534		5.221	Jun 07 -Sep 10

Outstanding at end of current full year

DEBENTURES - Totals only:	$362 million	$
UNSECURED NOTES - Totals only:	$327 million	$
OTHER SECURITIES		$	$

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18	COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a)	Material factors affecting the revenues and expenses of the group for the current full year

Refer Management Commentary

(b)	Significant trends or events since end of current full year

Refer Management Commentary

(c)	Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed

Nil

(d)	Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Refer to the Statement of Accounting Policies in the 2004 Annual Report

(e)	Management’s discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty

Refer Management Commentary

(f)	Other comments

Refer Management Commentary

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

19	DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)
9.22%

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)
6.18%

20	ANNUAL MEETING (if full year report)

(a) To be held at

	(b) Date	Time:
(c) Approximate date of availability of Annual Report

SIX MONTHS report was approved by resolution of the Board of Directors, please indicate date of meeting: 3 February 2005

	(signed by) Authorised Officer of Listed Issuer		(date)
*Delete as required

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the six months ended 31 December 2004

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	2,057	698	27	15	2,797
Internal revenue	—	—	—	—	—

Total revenue	2,057	698	27	15	2,797

Earnings before interest and tax	737	(2)	17	(15)	737
Total assets	5,885	1,049	1,285	(733)	7,486

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Australian Support Costs NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	1,621	387	71	336	366	—	1	15	2,797
Internal revenue	4	—	104	—	10	—	—	(118)	—

Total revenue	1,625	387	175	336	376	—	1	(103)	2,797

Earnings before interest and tax	708	71	25	74	117	(194)	(79)	15	737
Total assets	3,316	547	707	16	19	976	2,656	(751)	7,486

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the six months ended 31 December 2003

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	1,873	748	25	28	2,674
Internal revenue	—	—	—	—	—

Total revenue	1,873	748	25	28	2,674

Earnings before interest and tax	730	2	2	(1)	733
Total assets	4,857	1,521	1,056	331	7,765

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Australian Support Costs NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	1,493	333	78	352	388	—	2	28	2,674
Internal revenue	11	2	104	—	12	—	—	(129)	—

Total revenue	1,504	335	182	352	400	—	2	(101)	2,674

Earnings before interest and tax	713	54	17	66	115	(183)	(77)	28	733
Total assets	3,162	656	646	39	56	1,089	3,502	(1,385)	7,765

APPENDIX 7 - NZX CONDUCT RULES

TO FAX ++64-4-473-1470

Notice of event affecting securities

Number of pages including this one

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.

(Please provide any other relevant

1

For change to allotment, Listing Rule 7.12.1, a separate advice is required.

details on additional pages)

Full name of Issuer

TELECOM CORPORATION OF NEW ZEALAND

Name of officer authorised to make this notice

MARKO BOGOIEVSKI

Authority for event, e.g. Directors’ resolution

DIRECTORS’ RESOLUTION

Contact phone number

(04)4989293

Contact fax number(04)4989430

Date

3/2/05

Nature of event

Tick as appropriate

Bonus Issue If ticked, state whether: Taxable / Non Taxable Conversion Interest Rights Issue Renouncable

Rights Issue non-renouncable Capital change Call Dividend If ticked, state whether: Interim Full Year Special

EXISTING securities affected by this

If more than one security is affected by the event, use a separate form.

Description of the class of securities

ORDINARY SHARE

ISIN

NZ TELE0001S4

If unknown, contact NZX

Details of securities issued pursuant to this event

If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities

ISIN

Number of Securities to be issued following event

Minimum Entitlement

If unknown, contact NZX

Conversion, Maturity, Call Payable or Exercise Date

Treatment of Fractions

Ratio, e.g 1 for 2

for

Enter N/A if not applicable

Tick if pari passu

OR

provide an explanation of the ranking

Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event

Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents

Amount per security

9.5 CENTS

Source of Payment

RETAINED EARNINGS

Currency

NEW ZEALAND DOLLARS

Supplementary dividend details - Listing Rule 7.12.7

Amount per security in dollars and cents

0.016765

$Total monies

$185,056,416

Date Payable

3/11/2005

Taxation

Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price

N/A

Resident Withholding Tax

NIL

Credits (Give details)

$0.046791

Timing(Refer Appendix 8 in the Listing Rules)

Record Date 5pm

Application Date

For calculation of entitlements - must be the last business day of a week

25/2/05 AUST & NZ; 24/2/05 USA

Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.

11/3/05 AUST & NZ; 18/3/05 USA

Notice Date

Allotment Date

Entitlement letters, call notices, conversion notices mailed

For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY

Ex Date:

Commence Quoting Rights:

Security Code:

Cease Quoting Rights 5pm:

Commence Quoting New Securities:

Security Code:

Cease Quoting Old Security 5pm:

MEDIA RELEASE

4 February 2005

Strongest quarter yet for broadband

Broadband in New Zealand recorded its highest growth yet in the three months to the end of 2004.

At 31 December 2004, Telecom had 122,805 residential broadband connections, a 65% increase during the quarter.

“This was the quarter when broadband began to hit the mainstream,” Telecom Chief Executive Theresa Gattung said today. “We’re well on the way to our target of 250,000 residential broadband connections by the end of 2005.”

Among the 48,356 additional residential broadband connections, 14% were to competitors under the new Unbundled Bitstream Service (UBS), launched during the quarter. The 48,356 additional connections includes about 7000 customers upgrading from 128kbps JetStart plans.

“We’re pleased with how this new service for competitors has started, and we expect it to grow even faster after the launch of 1 and 2Mbps UBS services in March,” Ms Gattung said

Telecom also recorded an 11% growth in business broadband connections.

In total, Telecom had 168,272 broadband customers at 31 December 2004, including both residential and business connections.

In addition to the 122,805 residential broadband connections, there were 16,000 remaining customers on 128kbps JetStart plans which are not included in Telecom’s broadband figures.

Telecom believes other providers of broadband were also experiencing similar growth.

“Anecdotally, we’re hearing that the whole industry is experiencing new interest in broadband, and carriers delivering services on their own networks appear to have had similar surges in sales at the end of the year,” Ms Gattung said.

Broadband connection summary

	30 Sep 04	31 Dec 04	Quarter Growth
Residential
Retail	63,370	102,870	39,500
Resale (JetStream partnering programme)	11,037	12,856	1,819
UBS	2	6,965	6,963
Wholesale	40	114	74

Total Residential	74,449	122,805	48,356

Business
Retail	30,530	33,254	2,724
Resale (JetStream partnering programme)	8,167	8,789	622
UBS	0	173	173
Wholesale	2,146	3,251	1,105

Total Business	40,843	45,467	4,624

Total
Retail	93,900	136,124	42,224
Resale (JetStream partnering programme)	19,204	21,645	2,441
UBS	2	7,138	7,136
Wholesale	2,186	3,365	1,179

Grand Total	115,292	168,272	52,980

ENDS

For more information please call:

John Goulter

Public Affairs & Government Relations Manager

027 232 4303

MEDIA RELEASE

4 February 2004

Broadband and mobile performances underpin Telecom half year result

Overview of Group results

	Half Year ended (NZ$m)
	31 Dec 2004		31 Dec 2003		Change %
Operating revenues	2,782		2,646		5.1
Abnormal revenue	15		28		(46.4)
Total revenue	2,797		2,674		4.6
Reported EBITDA*	1,120		1,144		(2.1)
Adjusted EBITDA	1,105		1,116		(1.0)
Reported net earnings	391		365		7.1
Adjusted net earnings	376		337		11.6
Net debt	3,725		4,116		9.5
Reported earnings per share	20.1	c	19.1	c	5.2%

*	Earnings before interest, taxation, depreciation and amortisation.

Note: Adjusted figures exclude abnormal items

Note: All comparisons in the above table and commentary below relate to the half year ended 31 December 2004 compared with the same period in 2003. All figures are expressed in New Zealand dollars unless otherwise stated.

Telecom today announced net earnings after tax for the half year to December 31, 2004 of $391 million, an increase of 7.1% on the $365 million reported in the corresponding period in 2003.

Reported earnings during the half year included two abnormal items:

•	A $10 million gain from the sale of the business retail stores to the Leading Edge Group.

•	A $5 million gain on the repurchase of $150 million of its $300 million of convertible notes that were issued in 2001.

Adjusted net earnings for the half year to 31 December 2004 were $376 million, an increase of 11.6%.

1

Telecom Chief Executive Theresa Gattung said the Group’s earnings performance was particularly pleasing given the investments the company was making in mobile, broadband and IT services. The result was driven by strong revenue growth, lower net interest due to reduced debt levels and lower depreciation.

“Our EBITDA performance reflected strong revenue growth in the areas we have been focusing on – New Zealand mobile, broadband and IT services - and it was encouraging to see very strong growth performances in all of these areas in the December quarter,” Ms Gattung said.

“In our New Zealand mobile operations we had one of our strongest quarters ever with 96,000 net new connections for the December quarter. Mobile revenues were up significantly, building on the momentum from growth in recent quarters.

“With the launch of our 3rd generation mobile services late last year, we experienced huge interest in the new range of services that are now available. T3G is now providing customers with high speed mobile broadband. We launched video messaging before Christmas and that is proving popular while Push2Talk is due to launch this month. Mobile data revenues grew 136% in the second quarter.

“Following record broadband connection growth, we are very well placed to deliver on the target of having 250,000 residential customers by the end of December 2005.

“Telecom’s Australian business continued to make steady progress with the focus on full service offerings in the consumer business and data services in the business market. However, the business market remains highly competitive.”

New Zealand

•	Operating revenue was $2,116 million, an increase of 9.4%. Higher operating revenues for cellular and other mobile, data, internet and solutions, and interconnection were partly offset by declines in calling and local service revenues. This reflected Telecom’s transition from traditional voice services to broadband, mobile, IT and data.

Local Service

•	Total revenue was $553 million, down 0.9% while residential access lines were stable at 1,413 million.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	Total calling revenue was $457 million, a decline of 8%

•	National calling was $316 million, a 5.7% decrease

•	International calling was $119 million, a decrease of 15%, although this was partially offset by a reduction in the cost of sales for international calls.

2

Total calling revenue decreased due to lower call minutes and lower average prices. The impact of email, internet, mobile substitution, text messaging and competition led to lower call minutes.

The Anytime plans launched in August continued to see strong uptake. The lower calling prices available under Anytime have also impacted calling revenues.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, rose 13% to $78 million, primarily due to mobile interconnection revenues from text messaging growth.

Cellular and Other Mobile revenue is derived from voice and data services on Telecom’s 027 (CDMA) and 025 (TDMA) networks.

•	Total cellular and other mobile revenues increased 15.8% to $345 million

•	Voice revenue increased 4.9% to $255 million

•	Data revenue was $48 million, an increase of 128.6%

•	Total connections at 31 December 2004 were 1,463,000 –an increase of 12.4% year on year

•	Mobile net connections for the quarter were 96,000, the best quarterly result in several years

•	Total ARPU (average revenue per user - monthly) including interconnection rose 1.2% to $51.60

Data, Internet and Solutions

•	DSL Jetstream revenue increased by 57.1% to $66 million

•	Record connection growth continued with 41,000 net residential connections in the December quarter.

•	At 31 December 2004 Telecom had 185,000 Jetstream and Jetstart connections, of which 139,000 were residential connections

•	Total data revenue was $279 million, an 11.6% increase

•	Solutions revenue increased by $124 million for the half year. Solutions’ revenue growth was significantly boosted by the acquisition of Gen-I and Computerland in the current half year.

Directories

•	Directories revenue grew by $4 million to $105 million, driven by growth in Yellow Pages advertising revenue.

Australia

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

•	Operating revenues were stable on A$655 million

•	EBITDA was stable on A$68 million

Australian consumer comprises AAPT’s residential and small business fixed line, mobile, and Internet operations.

•	Total revenue was stable on A$309 million

3

•	Segment contribution (revenue less directly attributable costs) was A$69 million, an increase of 19.0%

The fixed line customer base was 491,000 connections, up from 450,000 for the corresponding period in 2003. The total number of customers buying bundled services has risen to 98,000 compared with 52,000 a year ago, a rise of 88%.

Mobile revenues declined due to the move away from selling mobile as a stand-alone product and the transfer of the pre-paid customer base to Vodafone.

Australian business comprises AAPT’S operations in business, corporate, government and wholesale market, and TCNZA.

•	Total revenue was stable on A$346 million

•	Segment contribution (revenue less directly attributable costs) was A$106 million, and increase of 3.9%

While the revenue performance for business customers was stable, intensive competition meant volume growth across most product lines including data and internet was offset by lower prices. AAPT won a three year extension of its contract with Commonwealth Bank of Australia (CBA) to provide data services.

Dividend

Telecom will pay a fully imputed second quarter dividend of NZ9.5 cents on 11 March 2005 in New Zealand and Australia and on 18 March 2005 in the United States. The book closing dates are 25 February 2005 for New Zealand and Australia and 24 February 2005 for New York.

Capital expenditure increased by $98 million to $317 million for the half year. For the 2005 full year, forecast capital expenditure has increased from $650 million to $700 million.

For further information, please contact:

John Goulter

Public Affairs and Government Relations Manager

04 498 9369 or 027 232 4303

Or Phil Love, Senior Corporate Affairs Executive

027 2448496

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	14 February 2005